Exhibit 99.1

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The terms "TotalEnergies", "TotalEnergies company" and "Company" in this exhibit are used to designate TotalEnergies SE and the consolidated entities directly or indirectly controlled by TotalEnergies SE.

The financial information on pages 1-30 of this exhibit concerning TotalEnergies with respect to the first quarter of 2023 has been derived from TotalEnergies’ unaudited consolidated balance sheets as of March 31, 2023, unaudited statements of income, comprehensive income, cash flow and business segment information for the first quarter of 2023 and unaudited consolidated statements of changes in shareholders’ equity for the quarter ended March 31, 2023 on pages 22 et seq. of this exhibit.

The following discussion should be read in conjunction with the aforementioned financial statements and with the information, including TotalEnergies’ audited consolidated financial statements and related notes, provided in TotalEnergies’ Annual Report on Form 20-F for the year ended December 31, 2022, filed with the Securities and Exchange Commission (“SEC”) on March 24, 2023.

A.	KEY FIGURES

In millions of dollars, except effective tax rate, earnings per share and number of shares	1Q23	4Q22	1Q23 vs 4Q22	1Q22	1Q23 vs 1Q22
Sales	62,603	68,582	-9%	68,606	-9%
Adjusted EBITDA(1)(2)	14,167	15,997	-11%	17,424	-19%
Adjusted net operating income(3) from business segments	6,993	8,238	-15%	9,458	-26%
Exploration & Production	2,653	3,528	-25%	5,015	-47%
Integrated LNG	2,072	2,408	-14%	3,133	-34%
Integrated Power	370	481	-23%	(82)	ns
Refining & Chemicals	1,618	1,487	+9%	1,120	+44%
Marketing & Services	280	334	-16%	272	+3%
Net income (loss) from equity affiliates	960	(281)	ns	43	x22.3
Fully-diluted earnings per share ($)	2.21	1.26	+75%	1.85	+18%
Fully-diluted weighted-average shares (millions)	2,479	2,522	-2%	2,614	-5%
Net income (TotalEnergies share)	5,557	3,264	+70%	4,944	+12%
Organic investments(4)	3,433	3,935	-13%	1,981	+73%
Net acquisitions(5)	2,987	(133)	ns	922	x3.2
Net investments(6)	6,420	3,802	+69%	2,903	x2.2
Cash flow from operating activities(7)	5,133	5,618	-9%	7,617	-33%
of which
(increase) decrease in working capital	(3,419)	(3,791)	ns	(4,923)	ns
financial charges	(153)	(226)	ns	(369)	ns

(1)	Adjusted results are defined as income using replacement cost, adjusted for special items, excluding the impact of changes for fair value; adjustment items are on page 16.
(2)	Adjusted EBITDA (Earnings Before Interest, Tax, Depreciation and Amortization) corresponds to the adjusted earnings before depreciation, depletion and impairment of tangible and intangible assets and mineral interests, income tax expense and cost of net debt, i.e., all operating income and contribution of equity affiliates to net income. The reconciliation of net income (TotalEnergies share) to adjusted EBITDA is set forth under “Reconciliation Of Net Income (TotalEnergies Share) To Adjusted EBITDA” on page 17 of this exhibit.
(3)	Adjusted results are defined as income using replacement cost, adjusted for special items, excluding the impact of changes for fair value.
(4)	Organic investments = net investments excluding acquisitions, asset sales and other operations with non-controlling interests.
(5)	Net acquisitions = acquisitions - assets sales - other transactions with non-controlling interests (see page 17).
(6)	Net investments = organic investments + net acquisitions (see “Investments – Divestments’” on page 17).
(7)	See also “C. TotalEnergies results – Cash Flow”. The reconciliation table for different cash flow figures is set forth under “Cash Flow” on page 18 of this exhibit.

Key figures of environment, greenhouse gas emissions (GHG) and production

Environment* – liquids and gas price realizations, refining margins

*	The indicators are shown on page 19.
**	This indicator represents TotalEnergies’ average margin on variable cost for refining in Europe (equal to the difference between TotalEnergies European refined product sales and crude oil purchases with associated variable costs divided by volumes refined in tons).
NBP (National Balancing Point) is a virtual natural gas trading point in the United Kingdom for transferring rights in respect of physical gas and which is widely used as a price benchmark for the natural gas markets in Europe. NBP is operated by National Grid Gas plc, the operator of the UK transmission network.
JKM (Japan-Korea Marker) measures the prices of spot LNG trades in Asia. It is based on prices reported in spot market trades and/or bids and offers collected after the close of the Asian trading day at 16:30 Singapore time.

Greenhouse gas emissions (GHG)(1)

GHG emissions (MtCO2e)	1Q23	4Q22	1Q23 vs 4Q22	1Q22	1Q23 vs 1Q22
Scope 1+2 from operated facilities(2)	9.1	10.1	-10%	9.6	-6%
of which Oil & Gas	7.6	8.3	-8%	7.9	-4%
of which CCGT	1.5	1.8	-17%	1.7	-15%
Scope 1+2 – equity share	12.8	14.7	-13%	14.0	-9%

Estimated 1Q23 emissions.

Scope 1+2 emissions from operated installations were down in the first quarter 2023, as a result of the decrease in the use of gas-fired power plants in a context of lower demand in Europe and given the decline in flaring on Exploration & Production (E&P) facilities.

Estimated 1Q23 emissions.

Scope 3 emissions (MtCO2e)	1Q23	2022
Scope 3 from Oil, Biofuels and Gas Worldwide(3)	est. 90	389

(1)	The six greenhouse gases in the Kyoto protocol, namely CO2, CH4, N2O, HFCs, PFCs and SF6, with their respective GWP (Global Warming Potential) as described in the 2007 IPCC report. HFCs, PFCs and SF6 are virtually absent from the Company’s emissions or are considered as non-material and are therefore not counted.
(2)	Scope 1+2 GHG emissions of operated facilities are defined as the sum of direct emissions of greenhouse gases from sites or activities that are included in the scope of reporting (as defined in the Company’s 2022 annual report on Form 20-F filed on March 24, 2023) and indirect emissions attributable to brought-in energy (electricity, heat, steam), excluding purchased industrial gases (H2).
(3)	TotalEnergies reports Scope 3 GHG emissions, category 11, which correspond to indirect GHG emissions related to the use by customers of energy products, i.e., combustion of the products to obtain energy. The Company follows the oil & gas industry reporting guidelines published by IPIECA, which comply with the GHG Protocol methodologies. In order to avoid double counting, this methodology accounts for the largest volume in the oil, biofuels and gas value chains, i.e., the higher of the two production volumes or sales to end customers. The highest point for each value chain for 2023 will be evaluated considering realizations over the full year, TotalEnergies gradually providing quarterly estimates.

Production*

*	Company production = E&P production + Integrated LNG production.

Hydrocarbon production was 2,524 thousand barrels of oil equivalent per day (kboe/d) in the first quarter of 2023, up 1% year-on-year (excluding Novatek), comprised of:

•	+4% due to start-ups and ramp-ups, notably Mero 1 in Brazil and Ikike in Nigeria,
•	+1% due to the increase in OPEC+ production quotas,
•	-1% portfolio effect, notably related to the end of the Bongkot operating licenses in Thailand, the exit from Termokarstovoye and Kharyaga in Russia and the effective withdrawal from Myanmar, partially offset by the entry into the producing fields of Sépia and Atapu in Brazil and SARB / Umm Lulu in the United Arab Emirates, as well as the increased participation in the Waha concessions in Libya,
•	-3% due to the natural decline of the fields.

Production was up 2% quarter-on-quarter (excluding Novatek), benefiting in particular from the start-up of gas production from Block 10 in Oman, the acquisition of an interest in the SARB / Umm Lulu oil fields in the United Arab Emirates, and the ramp-up of Johan Sverdrup Phase 2 project in Norway.

B.	ANALYSIS OF BUSINESS SEGMENT RESULTS

Financial information by business segment is reported in accordance with the internal reporting system and shows internal segment information that is used to manage and measure the performance of TotalEnergies and which is reviewed by the main operational decision-making body of TotalEnergies, namely the Executive Committee.

Due to their unusual nature or particular significance, certain transactions qualifying as “special items” are excluded from the business segment figures. In general, special items relate to transactions that are significant, infrequent or unusual. In certain instances, certain transactions such as restructuring costs or asset disposals, which are not considered to be representative of the normal course of business, may qualify as special items although they may have occurred in prior years or are likely to occur again in following years.

In accordance with IAS 2, TotalEnergies values inventories of petroleum products in its financial statements according to the First-In, First-Out (FIFO) method and other inventories using the weighted-average cost method. Under the FIFO method, the cost of inventory is based on the historic cost of acquisition or manufacture rather than the current replacement cost. In volatile energy markets, this can have a significant distorting effect on the reported income. Accordingly, the adjusted results of the Refining & Chemicals and Marketing & Services segments are presented according to the replacement cost method. This method is used to assess the segments’ performance and facilitate the comparability of the segments’ performance with those of its main competitors. In the replacement cost method, which approximates the Last-In, First-Out (LIFO) method, the variation of inventory values in the statement of income is, depending on the nature of the inventory, determined using either the month-end price differential between one period and another or the average prices of the period rather than the historical value. The inventory valuation effect is the difference between the results under the FIFO and replacement cost methods.

The effect of changes in fair value presented as an adjustment item reflects, for trading inventories and storage contracts, differences between internal measures of performance used by TotalEnergies’ Executive Committee and the accounting for these transactions under IFRS. IFRS requires that trading inventories be recorded at their fair value using period-end spot prices. In order to best reflect the management of economic exposure through derivative transactions, internal indicators used to measure performance include valuations of trading inventories based on forward prices. TotalEnergies, in its trading activities, enters into storage contracts, the future effects of which are recorded at fair value in TotalEnergies’ internal economic performance. IFRS precludes recognition of this fair value effect. Furthermore, TotalEnergies enters into derivative instruments to risk manage certain operational contracts or assets. Under IFRS, these derivatives are recorded at fair value while the underlying operational transactions are recorded as they occur. Internal indicators defer the fair value on derivatives to match with the transaction occurrence.

The adjusted business segment results (adjusted operating income, adjusted net operating income, adjusted net income) are defined as replacement cost results, adjusted for special items, excluding the effect of changes in fair value. For further information on the adjustments affecting operating income on a segment-by-segment basis, and for a reconciliation of segment figures to figures reported in TotalEnergies’ interim consolidated financial statements, see pages 35 et seq. of this exhibit.

TotalEnergies measures performance at the segment level on the basis of adjusted net operating income. Net operating income comprises operating income of the relevant segment after deducting the amortization and the depreciation of intangible assets other than leasehold rights, translation adjustments and gains or losses on the sale of assets, as well as all other income and expenses related to capital employed (dividends from non-consolidated companies, income from equity affiliates and capitalized interest expenses) and after income taxes applicable to the above. The income and expenses not included in net operating income that are included in net income are interest expenses related to long-term liabilities net of interest earned on cash and cash equivalents, after applicable income taxes (net cost of net debt and non-controlling interests). Adjusted net operating income excludes the effect of the adjustments (special items and the inventory valuation effect) described above. Performance indicators excluding the adjustment items, such as adjusted incomes and ROACE are meant to facilitate the analysis of the financial performance and the comparison of income between periods.

The operational profit and assets are broken down by business segment prior to the consolidation and inter-segment adjustments.

Sales prices between business segments approximate market prices.

The profitable growth in the LNG and power integrated value chains are two of the key axes of TotalEnergies’ strategy.

In order to give more visibility to these businesses, the Board of Directors has decided that from the first quarter 2023, Integrated LNG and Integrated Power results, previously grouped in the Integrated Gas, Renewables & Power (iGRP) segment, would be reported separately as two segments.

A new reporting structure for the business segments’ financial information has been put in place, effective January 1, 2023. It is based on the following five business segments:

-	An Integrated LNG segment covering LNG production and trading activities as well as biogas, hydrogen and gas trading activities;

-	An Integrated Power segment covering generation, storage, electricity trading and B2B-B2C distribution of gas and electricity;

-	An Exploration-Production segment;

-	A Refining & Chemicals segment constituting a major industrial hub comprising the activities of refining, petrochemicals and specialty chemicals. This segment also includes the activities of oil Supply, Trading and marine Shipping;

-	A Marketing & Services segment including the global activities of supply and marketing in the field of petroleum products;

In addition, the Corporate segment includes holdings operating and financial activities.

This new segment reporting has been prepared in accordance with IFRS 8 and according to the same principles as the internal reporting followed by the TotalEnergies' Executive Committee.

For the Integrated LNG and Integrated Power segments, the principles for the preparation of this segment information are as follows:

- The management of balance sheet positions (including margin calls) related to to centralized markets access for LNG, gas and power activities since 2022 has been fully included in the Integrated LNG segment.

- Effects of changes in the fair value of gas and LNG positions are allocated to the operating income of Integrated LNG segment.

- Effects of changes in the fair value of power positions are allocated to the operating income of Integrated Power segment.

Due to the change in the Company's internal organizational structure affecting the composition of the business segments, the segment reporting data for the years 2021 and 2022 has been restated.

B.1	Integrated LNG

1. Production

*	The Company’s equity production may be sold by TotalEnergies or by the joint ventures.

Hydrocarbon production for LNG was up 7% year-on-year (excluding Novatek), due to the restart of Snøhvit in Norway during the second quarter 2022.

Overall LNG sales in the first quarter of 2023 were down 17% year-on-year, mainly as a result of lower spot volumes, linked to lower demand for LNG in Europe due to the mild winter weather and high inventories.

2. Results

In millions of dollars, except effective tax rate, earnings per share and number of shares	1Q23	4Q22	1Q23 vs 4Q22	1Q22	1Q23 vs 1Q22
External Sales	4,872	4,628	+5%	5,507	-12%
Operating Income	1,138	1,645	-31%	1,841	-38%
Net income (loss) from equity affiliates and other items	804	1,150	-30%	(2,495)	ns
Tax on net operating income	(205)	(269)	ns	(261)	ns
Net operating income	1,737	2,526	-31%	(915)	ns
Adjustments affecting net operating income	335	(118)	ns	4,048	-92%
Adjusted net operating income*	2,072	2,408	-14%	3,133	-34%
including income from equity affiliates	786	1,213	-35%	1,404	-44%
Organic investments	396	195	x2.0	(61)	ns
Net acquisitions	759	19	x39.9	(20)	ns
Net investments	1,155	214	x5.4	(81)	ns

*	Detail of adjustment items shown in the business segment information starting on page 35 of this exhibit.

Integrated LNG adjusted net operating income was $2,072 million in the first quarter 2023:

•	down 10% quarter-on-quarter (excluding Novatek), mainly due to lower hydrocarbon prices;
•	down 25% year-on-year (excluding Novatek) due to lower LNG sales and prices, as well as exceptional trading results in the first quarter of 2022.

Adjusted net operating income for the iLNG segment excludes special items and the impact of changes in fair value. In the first quarter 2023, the exclusion of special items had a positive impact of $335 million on the segment’s adjusted net operating income, compared to a positive impact of $4,048 million in the first quarter 2022.

The segment’s operating cash flow before working capital changes without financial charges (DACF)1 for Integrated LNG was $2,081 million in the first quarter 2023:

•	down 23% quarter-on-quarter (excluding Novatek) from $2,688 million in the fourth quarter 2022, due to lower prices and a lag effect on dividend payments received from equity affiliates;
•	down 16% year-on-year (excluding Novatek) from $2,492 million in the first quarter 2022, due to lower prices.

The segment’s cash flow from operating activities excluding financial charges, except those related to leases was $3,536 million for the first quarter 2023 and an increase of 59% year-on-year (excluding Novatek) from $2,219 million in the first quarter of 2022, linked to the positive impact on working capital of the decrease in margin calls and receivables, and 26.4 times greater quarter-to-quarter (excluding Novatek) from $134 million in the fourth quarter 2022.

1 DACF = debt adjusted cash flow. Operating cash flow before working capital changes without financial charge of the segment is defined as the cash flow from operating activities before changes in working capital at replacement cost, without financial charges except those related to leases, excluding the impact of contracts recognized at fair value. For information on the replacement cost method, refer to “B. Analysis of Business Segment Results”, above.

B.2	Integrated Power

1. Capacities, productions, clients and sales

Integrated Power	1Q23	4Q22	1Q23 vs 4Q22	1Q22	1Q23 vs 1Q22
Portfolio of renewable power generation gross capacity (GW) [1],[2]	70.4	69.0	+2%	46.8	+50%
o/w installed capacity	17.9	16.8	+7%	10.7	+68%
o/w capacity in construction	6.2	6.1	+1%	6.1	+2%
o/w capacity in development	46.3	46.0	+1%	30.1	+54%
Portfolio of renewable power generation net capacity (GW) [2]	44.4	45.5	-2%	34.4	+29%
o/w installed capacity	8.4	7.7	+9%	5.4	+55%
o/w capacity in construction	4.0	4.1	-2%	4.2	-3%
o/w capacity in development	32.0	33.6	-5%	24.8	+29%
Gas-fired power generation gross installed capacity (GW) [2]	5.8	5.8	-	5.8	-
Gas-fired power generation net installed capacity (GW) [2]	4.3	4.3	-	4.5	-5%
Net power production (TWh) [3]	8.4	9.4	-11%	7.6	+10%
incl. power production from renewables	3.8	3.3	+16%	2.2	+72%
Clients power - BtB and BtC (Million) [2]	6.0	6.1	-2%	6.1	-1%
Clients gas - BtB and BtC (Million) [2]	2.8	2.7	-	2.7	+1%
Sales power - BtB and BtC (TWh)	15.5	14.6	+6%	16.3	-5%
Sales gas - BtB and BtC (TWh)	37.3	28.1	+33%	35.0	+7%

(1)	Includes 20% of Adani Green Energy Ltd’s gross capacity effective first quarter 2021, 50% of Clearway Energy Group’s gross capacity effective third quarter 2022 and 49% of Casa dos Ventos’ gross capacity effective first quarter 2023.
(2)	End of period data.
(3)	Solar, wind, hydroelectric and combined-cycle gas turbine (CCGT) plants.

Gross installed renewable power generation capacity was close to 18 GW at the end of the first quarter 2023, up by more than 1 GW quarter-on-quarter, including 0.6 GW from the acquisition of an interest in the Casa dos Ventos portfolio of renewable projects in Brazil and the connection of 0.3 GW from the Seagreen offshore wind project in the UK.

Net electricity generation was 8.4 TWh in the quarter:

•	up 10% year-on-year, due to growing electricity generation from renewables, offsetting the lower generation from flexible capacity,
•	down 11% quarter-on-quarter due to lower flexible capacity generation in the context of lower demand, partially offset by growing renewable power generation.

2. Results

In millions of dollars, except effective tax rate, earnings per share and number of shares	1Q23	4Q22	1Q23 vs 4Q22	1Q22	1Q23 vs 1Q22
External Sales	8,555	10,055	-15%	6,787	+26%
Operating Income	362	1,972	-82%	(29)	ns
Net income (loss) from equity affiliates and other items	(70)	103	ns	(5)	ns
Tax on net operating income	(111)	(112)	ns	(33)	ns
Net operating income	181	1,963	-91%	(67)	ns
Adjustments affecting net operating income	189	(1,482)	ns	(15)	ns
Adjusted net operating income*	370	481	-23%	(82)	ns
including income from equity affiliates	56	88	-36%	26	x2.2
Organic investments	577	455	+27%	319	+81%
Net acquisitions	519	(230)	ns	661	-21%
Net investments	1,096	225	x4.9	980	+12%

*	Detail of adjustment items shown in the business segment information starting on page 35 of this exhibit.

Integrated Power adjusted net operating income was $370 million in the first quarter 2023:

•	up significantly year-on-year, due to the contribution from gas-fired power plants and the performance of power trading, which offset the impact of seasonality in the power marketing business,
•	down 23% quarter-on-quarter, notably due to the impact of seasonality in the power marketing business.

Adjusted net operating income for the iP segment excludes special items and the impact of changes in fair value. In the first quarter 2023, the exclusion of special items had a positive impact of $189 million on the segment’s adjusted net operating income, compared to a negative impact of $15 million in the first quarter 2022.

The segment's operating cash flow from operations without financial charges (DACF)2 was $440 million in the first quarter 2023, 4.7 times greater than $93 million in the first quarter 2022, and $439 million in the fourth quarter 2022.

The segment’s cash flow from operating activities excluding financial charges, except those related to leases, excluding margin calls reported in the Integrated LNG segment since the implementation in 2022 of its centralized management was $(1,285) million in the first quarter 2023 compared to $(1,904) million in the first quarter 2022, mainly due to the negative impact on working capital of the seasonality of the power & gas marketing business (gap between a seasonal monthly cost of supply and a fixed monthly B2C clients payment estimated on the year-n-1 consumption) and $861 million in the fourth quarter 2022.

B.3	Exploration & Production

1. Production

2. Results

In millions of dollars, except effective tax rate, earnings per share and number of shares	1Q23	4Q22	1Q23 vs 4Q22	1Q22	1Q23 vs 1Q22
External Sales	1,954	2,600	-25%	2,151	-9%
Operating Income	5,854	7,950	-26%	7,600	-23%
Net income (loss) from equity affiliates and other items	68	(3,874)	ns	242	-72%
Effective tax rate*	57.1%	54.4%	-	47.0%	-
Tax on net operating income	(3,398)	(4,635)	ns	(3,863)	ns
Net operating income	2,524	(559)	ns	3,979	-37%
Adjustments affecting net operating income	129	4,087	ns	1,036	ns
Adjusted net operating income**	2,653	3,528	-25%	5,015	-47%
including adjusted income from equity affiliates	135	316	-57%	355	-62%
Organic investments	2,134	2,219	-4%	1,426	+50%
Net acquisitions	1,938	105	x18.5	316	x6.1
Net investments	4,072	2,324	+75%	1,742	x2.3

*	Effective tax rate = tax on adjusted net operating income / (adjusted net operating income - income from equity affiliates - dividends received from investments - impairment of goodwill + tax on adjusted net operating income).
**	Detail of adjustment items shown in the business segment information starting on page 35 of this exhibit.

Exploration & Production adjusted net operating income was $2,653 million in the first quarter 2023:

•	down 22% quarter-on-quarter (excluding Novatek), due to lower oil and gas prices,
•	down 45% year-on-year (excluding Novatek) for the same reasons, as well as higher taxation, particularly in the UK.

Adjusted net operating income for the Exploration & Production segment excludes special items. In the first quarter 2023, the exclusion of special items had a positive impact of $129 million on the segment’s adjusted net operating income, compared to a positive impact of $1,036 million in the first quarter 2022.

The segment’s operating cash flow before working capital changes without financial charges (DACF)3 in the first quarter 2023 was $4,907 million, down 2% quarter-on-quarter from $4,988 million and down 3% quarter-on-quarter (excluding Novatek), reflecting lower gas and oil prices in the first quarter 2023 and exceptional taxes during the fourth quarter 2022, notably taxes related to the European solidarity contribution.

The segment's operating cash flow from operations excluding financing charges, except those related to lease contracts, excluding the impact of contracts recognized at fair value was $4,536 million in the first quarter 2023, a decrease of 21% compared to $5,768 million in the first quarter 2022.

2 DACF = debt adjusted cash flow. Operating cash flow before working capital changes without financial charge of the segment is defined as the cash flow from operating activities before changes in working capital at replacement cost, without financial charges except those related to leases, excluding the impact of contracts recognized at fair value and including capital gains on the sale of renewable projects. For information on the replacement cost method, refer to “B. Analysis of Business Segment Results”, above.

3 DACF = debt adjusted cash flow. Operating cash flow before working capital changes without financial charge of the segment is defined as the cash flow from operating activities before changes in working capital at replacement cost, without financial charges except those related to leases. Operating cash flow before changes in working capital at replacement cost provides information on underlying cash flow without the short-term impacts of changes in inventory and other working capital elements at replacement cost. For information on the replacement cost method, refer to “B. Analysis of Business Segment Results”, above.

B.4	Downstream (Refining & Chemicals and Marketing & Services)

1. Results

In millions of dollars, except effective tax rate, earnings per share and number of shares	1Q23	4Q22	1Q23 vs 4Q22	1Q22	1Q23 vs 1Q22
External Sales	47,214	51,287	-8%	54,157	-13%
Operating Income	1,708	947	+80%	2,997	-43%
Net income (loss) from equity affiliates and other items	295	99	x2.0	114	x3.0
Tax on net operating income	(444)	(1,011)	ns	(750)	ns
Net operating income	1,559	35	x45	2,361	-34%
Adjustments affecting net operating income	339	1,786	ns	(969)	ns
Adjusted net operating income*	1,898	1,821	+4%	1,392	+36%
Organic investments	290	1,023	-72%	292	-1%
Net acquisitions	(229)	(28)	ns	(34)	ns
Net investments	61	995	-94%	258	-76%
*	Detail of adjustment items shown in the business segment information starting on page 35 of this exhibit.

The Downstream segment’s operating cash flow before working capital changes without financial charges (DACF)4 was $2,189 million in the first quarter 2023, an increase of 15% compared to $1,896 million in the first quarter 2022.

The Downstream segment’s cash flow from operating activities excluding financial charges, except those related to leases was $(1,524) million in the first quarter 2023, compared to $2,005 million in the first quarter 2022.

B.5	Refining & Chemicals

1. Refinery and petrochemicals throughput and utilization rates

*	Includes refineries in Africa reported in the Marketing & Services segment.
**	Based on distillation capacity at the beginning of the year.

*	Olefins.
**	Based on olefins production from steam crackers and their treatment capacity at the start of the year.

Refined volumes were up 6% year-on-year, notably due to the restart of the Donges refinery in France in the second quarter 2022.

Petrochemical production was down 8% year-on-year for monomers and 13% for polymers, due to slowing global demand.

4 DACF= debt adjusted cash flow. Operating cash flow before working capital changes without financial charges of the segment is defined as cash flow from operating activities before changes in working capital at replacement cost, without financial charges except those related to leases. Operating cash flow before changes in working capital at replacement cost provides information on underlying cash flow without the short-term impacts of changes in inventory and other working capital elements at replacement cost. For information on the replacement cost method, refer to “B. Analysis of Business Segment Results”, above.

2. Results

In millions of dollars, except effective tax rate, earnings per share and number of shares	1Q23	4Q22	1Q23 vs 4Q22	1Q22	1Q23 vs 1Q22
External Sales	24,855	26,650	-7%	31,008	-20%
Operating Income	1,426	681	x2.1	2,302	-38%
Net income (loss) from equity affiliates and other items	52	161	-68%	156	-68%
Tax on net operating income	(325)	(898)	ns	(525)	ns
Net operating income	1,153	(56)	ns	1,933	ns
Adjustments affecting net operating income	465	1,543	-70%	(813)	ns
Adjusted net operating income*	1,618	1,487	+9%	1,120	+44%
Organic investments	198	585	-66%	197	+1%
Net acquisitions	5	(5)	ns	-	ns
Net investments	203	580	-65%	197	+3%

*	Detail of adjustment items shown in the business segment information starting on page 35 of this exhibit.

Refining & Chemicals adjusted net operating income was $1,618 million in the first quarter 2023:

•	up 9% quarter-on-quarter, due to strong margins,
•	up 44% year-on-year for the same reason as well as higher refined volumes.

Adjusted net operating income for the Refining & Chemicals segment excludes any after-tax inventory valuation effect and special items. In the first quarter 2023, the exclusion of the inventory valuation effect had a positive impact of $327 million on the segment’s adjusted net operating income, compared to a negative impact of $845 million in the first quarter 2022. In the first quarter 2023, the exclusion of special items had a positive impact of $138 million on the segment’s adjusted net operating income, compared to a positive impact of $32 million in the first quarter 2022.

The segment’s operating cash flow before working capital changes without financial charges (DACF)5 was $1,733 million in the first quarter of 2023, up 51% quarter-on-quarter, taking into account the fourth quarter 2022 negative impact of the European solidarity contribution for refining activities of $0.7 billion.

The segment’s cash flow from operating activities excluding financial changes, except those related to leases was $(851) million in the first quarter of 2023 compared to $1,107 million in the first quarter 2022, due to the negative impact on working capital of an increase in inventories linked to strikes in France in March.

B.6	Marketing & Services

1. Petroleum product sales

*	Excludes trading and bulk refining sales.

In the first quarter 2023, sales of petroleum products were down 6% quarter-on-quarter and year-on-year, due to lower industrial demand in Europe linked to higher prices for petroleum products, partially offset by the recovery in aviation activities.

5 DACF = debt adjusted cash flow. Operating cash flow before working capital changes without financial charge of the segment is defined as the cash flow from operating activities before changes in working capital at replacement cost, without financial charges except those related to leases. Operating cash flow before changes in working capital at replacement cost provides information on underlying cash flow without the short-term impacts of changes in inventory and other working capital elements at replacement cost. For information on the inventory effect and replacement cost method, refer to “B. Analysis of Business Segment Results”, above.

2. Results

In millions of dollars, except effective tax rate, earnings per share and number of shares	1Q23	4Q22	1Q23 vs 4Q22	1Q22	1Q23 vs 1Q22
External Sales	22,359	24,637	-9%	23,149	-3%
Operating Income	282	266	+6%	695	-59%
Net income (loss) from equity affiliates and other items	243	(62)	ns	(42)	ns
Tax on net operating income	(119)	(113)	ns	(225)	ns
Net operating income	406	91	x4.5	428	-5%
Adjustments affecting net operating income	(126)	243	ns	(156)	ns
Adjusted net operating income*	280	334	-16%	272	+3%
Organic investments	92	438	-79%	95	-3%
Net acquisitions	(234)	(23)	ns	(34)	ns
Net investments	(142)	415	ns	61	ns

*	Detail of adjustment items shown in the business segment information starting on page 35 of this exhibit.

Marketing & Services adjusted net operating income was $280 million in the first quarter 2023, up 3% year-on-year, mainly thanks to the strong performance of the retail network activities.

Adjusted net operating income for the Marketing & Services segment excludes any after-tax inventory valuation effect and special items. In the first quarter 2023, the exclusion of the inventory valuation effect had a positive impact of $64 million on the segment’s adjusted net operating income, compared to a negative impact of $228 million in the first quarter 2022. In the first quarter 2023, the exclusion of special items had a negative impact of $190 million on the segment’s adjusted net operating income, compared to a positive impact of $72 million in the first quarter 2022.

The segment’s operating cash flow before working capital changes without financial charges (DACF)6 was $456 million in the first quarter of 2023, down 2% quarter-on-quarter.

The segment’s cash flow from operating activities excluding financial changes, except those related to leases was $(673) million in the first quarter of 2023 compared to $898 million in the first quarter of 2022, due to the negative impact of lower prices on working capital.

C.	TOTALENERGIES RESULTS

1. Net income (TotalEnergies share)

Net income (TotalEnergies share) was $5,557 million in the first quarter 2023, x1.1 times greater than $4,944 million in first quarter 2022. Adjusted net income (TotalEnergies share) was $6,541 million in the first quarter 2023 versus $8,977 million in the first quarter of 2022, mainly due to lower oil and gas prices.

Adjusted net income excludes the after-tax inventory effect, special items and the impact of changes in fair value(7).

Adjustments to net income(8) were $(984) million in the first quarter 2023, consisting mainly of:

•	$(0.4) billion of inventory effect,
•	$(0.4) billion effects of changes in fair value,
•	$(0.2) billion related to the impacts of the European solidarity contribution and the inframarginal income contribution in France.

6 DACF = debt adjusted cash flow. Operating cash flow before working capital changes without financial charge of the segment is defined as the cash flow from operating activities before changes in working capital at replacement cost, without financial charges except those related to leases. Operating cash flow before changes in working capital at replacement cost provides information on underlying cash flow without the short-term impacts of changes in inventory and other working capital elements at replacement cost. For information on the inventory effect and replacement cost method, refer to “B. Analysis of Business Segment Results”, above.

7 Details shown on page 16 of this exhibit.

8 Details shown on pages 16 and 25 et seq. of this exhibit.

2. Fully-diluted shares and share buybacks

As of March 31, 2023, the number of diluted shares was 2,468 million.

As part of its shareholder return policy, TotalEnergies repurchased 32.2 million shares for cancellation in the first quarter of 2023 for $2 billion.

3. Acquisitions - asset sales

Acquisitions were $3,256 million in the first quarter 2023, notably for:

•	the acquisition of a 20% interest in the SARB/ Umm Lulu concession in the United Arab Emirates,
•	payments related to the acquisition of a 6.25% stake in the NFE LNG project in Qatar,
•	a 34% stake in a joint venture with Casa dos Ventos in Brazil.

Divestments were $269 million in the first quarter 2023, mainly related to the sale of 50% of the Marketing & Services subsidiary in Egypt.

4. Cash flow

In the first quarter 2023, cash flow from operating activities was $5,133 million compared to $9,621 million of operating cash flow before working capital changes9, reflecting the $4.5 billion increase in working capital requirements, mainly due to the effects of lower prices on tax and trade payables due to lower prices, higher crude and petroleum product inventories notably due to the strikes in France, and the seasonality of the gas and power marketing business.

TotalEnergies’ cash flow from operating activities was $5,133 million in the first quarter 2023, a decrease of 33% compared to $7,617 million in the first quarter 2022.

The change in working capital as determined using the replacement cost method excluding the mark-to-market effect of Integrated LNG and Integrated Power’s contracts, including capital gain from renewable project sales (effective first quarter 2020) and including organic loan repayment from equity affiliates was an increase of $4,488 million in the first quarter 2023, compared to an increase of $4,009 million in the first quarter 2022.

In the first quarter 2023, the change in working capital was an increase of $3,419 million in accordance with IFRS. The difference of $1,069 million between IFRS and replacement cost method corresponds to the following adjustments: (i) the pre-tax inventory valuation effect of $502 million, (ii) plus the mark-to-market effect of Integrated LNG and Integrated Power’s contracts of $570 million, (iii) plus the capital gains from renewables project sale of $3 million and (iv) less the organic loan repayments from equity affiliates of $6 million.

Operating cash flow before working capital changes10 was $9,621 million in the first quarter 2023, down 17% compared to $11,626 million in the first quarter 2022.

Operating cash flow before working capital changes without financial charges (DACF)11 was $9,774 million in the first quarter 2023, down 19% compared to $11,995 million in the first quarter 2022.

TotalEnergies' net cash flow12 was $3,201 million in the first quarter 2023 compared to $8,723 million a year earlier, given the $2,005 million decrease in cash flow and the $3,517 million increase in net investments to $6,420 million this quarter.

D.	PROFITABILITY

Return on equity was 29.7% for the twelve months ended March 31, 2023.

Return on average capital employed was 25.4% for the twelve months ended March 31, 2023.

9 Operating cash flow before working capital changes is defined as cash flow from operating activities before changes in working capital at replacement cost, excluding the mark-to-market effect of Integrated LNG and Integrated Power contracts and including capital gains from renewable projects sales. For information on the replacement cost method, refer to “B. Analysis of Business Segment Results”, above. The reconciliation table for different cash flow figures is set forth under “Cash Flow” on page 18 of this exhibit.

10 Operating cash flow before working capital changes, is defined as cash flow from operating activities before changes in working capital at replacement cost, excluding the mark-to-market effect of Integrated LNG and Integrated Power contracts and including capital gains from renewable projects sales. For information on the replacement cost method, refer to “B. Analysis of Business Segment Results”, above. The reconciliation table for different cash flow figures is set forth under “Cash Flow” on page 18 of this exhibit.

11  DACF = debt adjusted cash flow, is defined as cash flow from operating activities before changes in working capital at replacement cost, without financial charges.

12 Net cash flow = operating cash flow before working capital changes - net investments (including other transactions with non-controlling interests

E.	Annual 2023 Sensitivities*

*    Sensitivities are revised once per year upon publication of the previous year’s fourth quarter results. Sensitivities are estimates based on assumptions about TotalEnergies’ portfolio in 2023. Actual results could vary significantly from estimates based on the application of these sensitivities. The impact of the $-€ sensitivity on adjusted net operating income is essentially attributable to Refining & Chemicals.

**   In a 80 $/b Brent environment.

F.	SUMMARY AND OUTLOOK

After briefly falling below $75/b in mid-March, oil prices rose above $80/b in April, notably due to the decision by some OPEC+ countries to reduce their production quotas to stabilize a market marked by fears of financial crisis and recession.

After several quarters of exceptionally high diesel cracks, European refining margins are easing down because of lower economic growth expectations and high products inventories fueled by Chinese exports and the quicker than anticipated reorganization of Russian flows following the European embargo. Demand for petroleum products could be supported in the coming weeks by the entry into the driving season in the US for gasoline, as well as the global recovery of air traffic for aviation fuel.

Given the evolution of oil and gas prices in recent months and the lag effect on price formulas, TotalEnergies anticipates that its average LNG selling price should be between $10-12/Mbtu in the second quarter 2023.

Given the high inventory levels at the end of winter, European and Asian gas prices are expected to remain stable in the second quarter before rebounding in the second half 2023, driven by restocking gas in Europe before winter and the demand recovery in China, in a context of limited LNG production growth. Futures markets anticipate prices in the range of $18/Mbtu for winter 2023-24.

For the second quarter 2023, TotalEnergies anticipates a hydrocarbon production around 2.5 Mboe/d, LNG sales that should benefit from the restart of Freeport LNG and a utilization rate in refineries up to more than 80% given the end of strikes in France.

The Company confirms its guidance for net investments between $16-18 billion in 2023, including $5 billion in low-carbon energies.

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, notably with respect to the financial condition, results of operations, business activities and industrial strategy of TotalEnergies. This document may also contain statements regarding the perspectives, objectives, areas of improvement and goals of TotalEnergies, including with respect to climate change and carbon neutrality (net zero emissions). An ambition expresses an outcome desired by TotalEnergies, it being specified that the means to be deployed do not depend solely on TotalEnergies. These forward-looking statements may generally be identified by the use of the future or conditional tense or forward-looking words such as “envisions”, “intends”, “anticipates”, “believes”, “considers”, “plans”, “expects”, “thinks”, “targets”, “aims” or similar terminology. Such forward-looking statements included in this document are based on economic data, estimates and assumptions prepared in a given economic, competitive and regulatory environment and considered to be reasonable by TotalEnergies as of the date of this document.

These forward-looking statements are not historical data and should not be interpreted as assurances that the perspectives, objectives or goals announced will be achieved. They may prove to be inaccurate in the future, and may evolve or be modified with a significant difference between the actual results and those initially estimated, due to the uncertainties notably related to the economic, financial, competitive and regulatory environment, or due to the occurrence of risk factors, such as, notably, the price fluctuations in crude oil and natural gas, the evolution of the demand and price of petroleum products, the changes in production results and reserves estimates, the ability to achieve cost reductions and operating efficiencies without unduly disrupting business operations, changes in laws and regulations including those related to the environment and climate, currency fluctuations, as well as economic and political developments, changes in market conditions, loss of market share and changes in consumer preferences, or pandemics such as the COVID-19 pandemic. Additionally, certain financial information is based on estimates particularly in the assessment of the recoverable value of assets and potential impairments of assets relating thereto.

Except for its ongoing obligations to disclose material information as required by applicable securities laws, TotalEnergies does not have any intention or obligation to update forward-looking statements after the distribution of this document, even if new information, future events or other circumstances have made them incorrect or misleading.

For additional factors, you should read the information set forth under “Item 3. -3.1 Risk Factors”, “Item 4. Information on the Company”, “Item 5. Operating and Financial Review and Prospects” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk” in TotalEnergies’ Form 20-F for the year ended December 31, 2022.

OPERATING INFORMATION BY SEGMENT

Company’s production (Exploration & Production + Integrated LNG)

Downstream (Refining & Chemicals and Marketing & Services)

*	Olefins, polymers.

INTEGRATED POWER

(1)	Includes 20% of the gross capacities of Adani Green Energy Limited, 50% of Clearway Energy Group and, from 1Q23, 49% of Casa dos Ventos.
(2)	End-of-period data.

ADJUSTMENT ITEMS TO NET INCOME (TOTALENERGIES SHARE)

RECONCILIATION OF NET INCOME (TOTALENERGIES SHARE) TO ADJUSTED EBITDA

INVESTMENTS – DIVESTMENTS

In millions of dollars	1Q23	4Q22	1Q23 vs 4Q22	1Q22	1Q23 vs 1Q22
Organic investments (a)	3,433	3,935	-13%	1,981	+73%
Capitalized exploration	205	287	-29%	114	+80%
Increase in non-current loans	374	210	+78%	234	+60%
Repayment of non-current loans, excluding organic loan repayment from equity affiliates	(229)	(259)	ns	(435)	ns
Change in debt from renewable projects (TotalEnergies share)	-	(124)	-100%	-	ns
Acquisitions (b)	3,256	292	x11.2	1,400	x2.3
Asset sales (c)	269	425	-37%	478	-44%
Change in debt from renewable projects (partner share)	(3)	109	ns	(2)	ns
Net acquisitions	2,987	(133)	ns	922	x3.2
Net investments (a + b - c)	**6,420**	**3,802**	**+69%**	**2,903**	**x2.2**
Other transactions with non-controlling interests (d)	-	50	-100%	-	ns
Organic loan repayment from equity affiliates (e)	6	(335)	ns	(487)	ns
Change in debt from renewable projects financing * (f)	(3)	233	ns	(2)	ns
Capex linked to capitalized leasing contracts (g)	60	61	-2%	36	+67%
Expenditures related to carbon credits (h)	1	8	-88%	-	ns
Cash flow used in investing activities (a + b - c + d + e + f - g - h)	**6,362**	**3,681**	**+73%**	**2,378**	**x2.7**

*	Change in debt from renewable projects (TotalEnergies share and partner share).

CASH FLOW

*	Operating cash flow before working capital changes, is defined as cash flow from operating activities before changes in working capital at replacement cost, excluding the mark-to-market effect of Integrated LNG and Integrated Power sectors’ contracts and including capital gain from renewable projects sale.
Historical data have been restated to cancel the impact of fair valuation of Integrated LNG and Integrated Power sectors’ contracts.

**	Changes in working capital are presented excluding the mark-to-market effect of Integrated LNG and Integrated Power sectors’ contracts.

GEARING RATIO

In millions of dollars	03/31/2023	12/31/2023	03/31/2022
Current borrowings [(1)]	16,280	14,065	16,759
Other current financial liabilities	597	488	502
Current financial assets [(1),(2)]	(7,223)	(8,556)	(7,231)
Net financial assets classified as held for sale	(38)	(38)	(38)
Non-current financial debt [(1)]	34,820	36,987	38,924
Non-current financial assets [(1)]	(1,101)	(1,303)	(587)
Cash and cash equivalents	(27,985)	(33,026)	(31,276)
Net debt (a)	**15,350**	**8,617**	**17,053**
Shareholders' equity - TotalEnergies share	115,581	111,724	116,480
Non-controlling interests	2,863	2,846	3,375
Shareholders' equity (b)	**118,444**	**114,570**	**119,855**
Net-debt-to-capital ratio = a / (a+b)	**11.5%**	**7.0%**	**12.5%**
Leases (c)	*8,131*	*8,096*	*8,028*
Net-debt-to-capital ratio including leases (a+c) / (a+b+c)	*16.5%*	*12.7%*	*17.3%*

(1)	Excludes leases receivables and leases debts.
(2)	Including initial margins held as part of the Company's activities on organized markets.

RETURN ON AVERAGE CAPITAL EMPLOYED

Twelve months ended March 31, 2023

Full year 2022

*	At replacement cost (excluding after-tax inventory effect).

MAIN INDICATORS

	1Q23	4Q22	3Q22	2Q22	1Q22
€/$	1.07	1.02	1.01	1.06	1.12
Brent ($/b)	81.2	88.8	100.8	113.9	102.2
Average liquids price* ($/b)	73.4	80.6	93.6	102.9	90.1
Average gas price* (1) ($/Mbtu)	8.89	12.74	16.83	11.01	12.27
Average LNG price** (1) ($/Mbtu)	13.27	14.83	21.51	13.96	13.60
Variable Cost Margin, European refining*** ($/t)	87.8	73.6	99.2	145.7	46.3

* Sales in $ / sales in volume for consolidated affiliates.

** Sales in $ / sales in volume for consolidated and equity affiliates.

(1) Does not take into account gas and LNG trading activities, which results are expected to be significantly higher compared to the third quarter 2021, capturing optimization opportunities generated by large LNG trading portfolio in the prevailing high gas spot price environment.

*** This indicator represents the average margin on variable costs realized by TotalEnergies’ European refining business (equal to the difference between the sales of refined products realized by TotalEnergies’ European refining and the crude purchases as well as associated variable costs, divided by refinery throughput in tons).

Disclaimer: Data is based on TotalEnergies’ reporting and is not audited.

RESTATED KEY FIGURES FOR 2021 AND 2022 FOR INTEGRATED LNG AND INTEGRATED POWER SEGMENTS

1. Integrated LNG

1.1 Operational data

* The Company's equity production may be sold by TotalEnergies or by the joint-ventures.

1.2 Restated key figures

In millions of dollars	2021	2022	1Q22	2Q22	3Q22	4Q22
Adjusted net operating income	5,591	11,169	3,133	2,215	3,413	2,408
including adjusted income from equity affiliates	2,659	5,637	1,404	1,192	1,828	1,213

Organic investments	2,061	519	(61)	171	213	195
Net acquisitions	(910)	(47)	(20)	(36)	(10)	19
Net investments	1,151	472	(81)	135	203	214

Including the centralized management of balance sheet positions (including margin calls) related to single market access for LNG, gas and power activities since 2022.

Effects of changes in fair value in gas and LNG positions are allocated to the operating income of Integrated LNG sector

Effects of changes in fair value in power positions are allocated to the operating income of Integrated Power sector.

The segment’s operating cash flow before working capital changes without financial charges (DACF)13 was $5,404 million in 2021, $9,784 million in 2022, $2,492 million in the first quarter of 2022, $2,112 million in second quarter of 2022, $2,492 million in third quarter of 2022 and $2,688 million in fourth quarter of 2022.

13 DACF = debt adjusted cash flow. Operating cash flow before working capital changes without financial charge of the segment is defined as the cash flow from operating activities before changes in working capital at replacement cost, without financial charges except those related to leases excluding the impact of contracts recognized at fair value for the sector.

The segment's operating cash flow from operations excluding financing charges, except those related to lease contracts was $(2,765) million in 2021, $9,604 million in 2022, $2,219 million in the first quarter of 2022, $3,802 million in second quarter of 2022, $3,449 million in the third quarter of 2022 and $134 million in the fourth quarter of 2022.

The segment’s capital employed end of period was: $46,654 million in 2021, $33,671 million in 2022, $44,803 million in the first quarter of 2022, $41,606 million in the second quarter of 2022, $37,742 million in the third quarter of 2022 and $33,671 million in the fourth quarter of 2022.

2	Integrated Power

2.1	Operational data

(1)	Includes 20% of Adani Green Energy Ltd’s gross capacity effective first quarter 2021.

(2)	Includes 50% of Clearway Energy Group’s gross capacity effective third quarter 2022.

(3)	End of period data.

(4)	Solar, wind, hydroelectric and combined-cycle gas turbine (CCGT) plants.

2.2	Restated key figures

In millions of dollars	2021	2022	1Q22	2Q22	3Q22	4Q22
Adjusted net operating income	652	975	(82)	340	236	481
including adjusted income from equity affiliates	37	201	26	27	60	88

Organic investments	1,280	1,385	319	170	440	455
Net acquisitions	2,075	2,136	661	(22)	1,728	(230)
Net investments	3,355	3,521	980	148	2,168	225

Excluding the centralized management of balance sheet positions (including margin calls) related to single market access for LNG, gas and power activities since 2022.

Effects of changes in fair value in gas and LNG positions are allocated to the operating income of Integrated LNG sector

Effects of changes in fair value in power positions are allocated to the operating income of Integrated Power sector.

The segment’s operating cash flow before working capital changes without financial charges (DACF)14 was $720 million in 2021, $970 million in 2022, $93 million in the first quarter of 2022, $248 million in the second quarter of 2022, $191 million in the third quarter of 2022 and $439 million in the fourth quarter of 2022.

The segment's operating cash flow from operations excluding financing charges, except those related to lease contracts was $3,592 million in 2021, $66 million in 2022, $(1,904) million in the first quarter of 2022, $168 million in the second quarter of 2022, $941 million in the third quarter of 2022 and $861 million in the fourth quarter of 2022.

The segment’s capital employed end of period was: $9,324 million in 2021, $16,225 million in 2022, $9,937 million in the first quarter of 2022, $12,568 million in the second quarter of 2022, $17,181 million in the third quarter of 2022 and $16,225 million in the fourth quarter of 2022.

14 DACF = debt adjusted cash flow. Operating cash flow before working capital changes without financial charge of the segment is defined as the cash flow from operating activities before changes in working capital at replacement cost, without financial charges except those related to leases excluding the impact of contracts recognized at fair value for the sector and including capital gains on the sale of renewable projects.

CONSOLIDATED STATEMENT OF INCOME

TotalEnergies

(unaudited)

	1st quarter	4th quarter	1st quarter
(M$)(a)	2023	2022	2022

Sales	62,603	68,582	68,606
Excise taxes	(4,370)	(4,629)	(4,656)
Revenues from sales	58,233	63,953	63,950

Purchases, net of inventory variation	(38,351)	(41,555)	(39,648)
Other operating expenses	(7,785)	(7,354)	(7,623)
Exploration costs	(92)	(250)	(861)
Depreciation, depletion and impairment of tangible assets and mineral interests	(3,062)	(2,505)	(3,679)
Other income	341	584	143
Other expense	(300)	(2,828)	(2,290)

Financial interest on debt	(710)	(719)	(462)
Financial income and expense from cash & cash equivalents	393	357	214
Cost of net debt	(317)	(362)	(248)

Other financial income	258	266	203
Other financial expense	(183)	(150)	(135)

Net income (loss) from equity affiliates	960	(281)	43

Income taxes	(4,071)	(6,077)	(4,804)
Consolidated net income	5,631	3,441	5,051
TotalEnergies share	5,557	3,264	4,944
Non-controlling interests	74	177	107
Earnings per share ($)	2.23	1.27	1.87
Fully-diluted earnings per share ($)	2.21	1.26	1.85

(a) Except for per share amounts.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

TotalEnergies

(unaudited)

	1st quarter	4th quarter	1st quarter
(M$)	2023	2022	2022

Consolidated net income	5,631	3,441	5,051

Other comprehensive income

Actuarial gains and losses	3	387	-
Change in fair value of investments in equity instruments	4	(2)	3
Tax effect	(8)	(56)	11
Currency translation adjustment generated by the parent company	1,466	6,800	(1,750)
Items not potentially reclassifiable to profit and loss	1,465	7,129	(1,736)
Currency translation adjustment	(1,250)	(3,672)	1,012
Cash flow hedge	1,202	(9,669)	(263)
Variation of foreign currency basis spread	(3)	(14)	49
share of other comprehensive income of equity affiliates, net amount	(98)	842	(84)
Other	3	3	-
Tax effect	(336)	2,932	53
Items potentially reclassifiable to profit and loss	(482)	(9,578)	767
Total other comprehensive income (net amount)	983	(2,449)	(969)

Comprehensive income	6,614	992	4,082
TotalEnergies share	6,550	792	3,953
Non-controlling interests	64	200	129

CONSOLIDATED BALANCE SHEET

TotalEnergies
	March 31, 2023	December 31, 2022	March 31, 2022

(M$)	(unaudited)	(unaudited)	(unaudited)

ASSETS

Non-current assets
Intangible assets, net	33,234	31,931	32,504
Property, plant and equipment, net	107,499	107,101	104,450
Equity affiliates : investments and loans	29,997	27,889	29,334
Other investments	1,209	1,051	1,490
Non-current financial assets	2,357	2,731	1,490
Deferred income taxes	4,772	5,049	5,299
Other non-current assets	2,709	2,388	3,033
Total non-current assets	181,777	178,140	177,600

Current assets
Inventories, net	22,786	22,936	24,456
Accounts receivable, net	24,128	24,378	32,000
Other current assets	28,153	36,070	50,976
Current financial assets	7,535	8,746	7,415
Cash and cash equivalents	27,985	33,026	31,276
Assets classified as held for sale	668	568	856
Total current assets	111,255	125,724	146,979
Total assets	293,032	303,864	324,579

LIABILITIES & SHAREHOLDERS' EQUITY

Shareholders' equity
Common shares	7,828	8,163	8,137
Paid-in surplus and retained earnings	123,357	123,951	123,008
Currency translation adjustment	(12,784)	(12,836)	(13,643)
Treasury shares	(2,820)	(7,554)	(1,022)
Total shareholders' equity - TotalEnergies Share	115,581	111,724	116,480
Non-controlling interests	2,863	2,846	3,375
Total shareholders' equity	118,444	114,570	119,855

Non-current liabilities
Deferred income taxes	11,300	11,021	11,281
Employee benefits	1,840	1,829	2,610
Provisions and other non-current liabilities	21,270	21,402	21,649
Non-current financial debt	42,915	45,264	46,546
Total non-current liabilities	77,325	79,516	82,086

Current liabilities
Accounts payable	36,037	41,346	46,869
Other creditors and accrued liabilities	42,578	52,275	56,972
Current borrowings	17,884	15,502	18,252
Other current financial liabilities	597	488	502
Liabilities directly associated with the assets classified as held for sale	167	167	43
Total current liabilities	97,263	109,778	122,638
Total liabilities & shareholders' equity	293,032	303,864	324,579

CONSOLIDATED STATEMENT OF CASH FLOW

TotalEnergies

(unaudited)

	1st quarter	4th quarter	1st quarter
(M$)	2023	2022	2022

CASH FLOW FROM OPERATING ACTIVITIES

Consolidated net income	5,631	3,441	5,051
Depreciation, depletion, amortization and impairment	3,187	2,749	4,578
Non-current liabilities, valuation allowances and deferred taxes	314	(75)	2,538
(Gains) losses on disposals of assets	(252)	2,192	(13)
Undistributed affiliates' equity earnings	(349)	1,506	262
(Increase) decrease in working capital	(3,419)	(3,791)	(4,923)
Other changes, net	21	(404)	124
Cash flow from operating activities	5,133	5,618	7,617

CASH FLOW USED IN INVESTING ACTIVITIES

Intangible assets and property, plant and equipment additions	(4,968)	(4,097)	(3,457)
Acquisitions of subsidiaries, net of cash acquired	(136)	(4)	-
Investments in equity affiliates and other securities	(1,407)	(260)	(89)
Increase in non-current loans	(389)	(211)	(241)
Total expenditures	(6,900)	(4,572)	(3,787)
Proceeds from disposals of intangible assets and property, plant and equipment	68	113	177
Proceeds from disposals of subsidiaries, net of cash sold	183	160	88
Proceeds from disposals of non-current investments	49	23	215
Repayment of non-current loans	238	595	929
Total divestments	538	891	1,409
Cash flow used in investing activities	(6,362)	(3,681)	(2,378)

CASH FLOW USED IN FINANCING ACTIVITIES

Issuance (repayment) of shares:
- Parent company shareholders	-	-	-
- Treasury shares	(2,103)	(2,551)	(1,176)
Dividends paid:
- Parent company shareholders	(1,844)	(4,356)	(1,928)
- Non-controlling interests	(21)	(12)	(22)
Net issuance (repayment) of perpetual subordinated notes	-	-	1,958
Payments on perpetual subordinated notes	(158)	(51)	(136)
Other transactions with non-controlling interests	(86)	(82)	5
Net issuance (repayment) of non-current debt	118	425	34
Increase (decrease) in current borrowings	(1,274)	(3,500)	657
Increase (decrease) in current financial assets and liabilities	1,394	3,554	5,594
Cash flow from (used in) financing activities	(3,974)	(6,573)	4,986
Net increase (decrease) in cash and cash equivalents	(5,203)	(4,636)	10,225
Effect of exchange rates	162	1,721	(291)
Cash and cash equivalents at the beginning of the period	33,026	35,941	21,342
Cash and cash equivalents at the end of the period	27,985	33,026	31,276

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

TotalEnergies

(unaudited)

	Common shares issued		Paid-in	Currency	Treasury shares		Shareholders'	Non-	Total
(M$)	Number	Amount	surplus and retained earnings	translation adjustment	Number	Amount	equity - TotalEnergies Share	controlling interests	shareholders' equity
As of January 1, 2022	2,640,429,329	8,224	117,849	(12,671)	(33,841,104)	(1,666)	111,736	3,263	114,999
Net income of the first quarter 2022	-	-	4,944	-	-	-	4,944	107	5,051
Other comprehensive income	-	-	(19)	(972)	-	-	(991)	22	(969)
Comprehensive Income	-	-	4,925	(972)	-	-	3,953	129	4,082
Dividend	-	-	-	-	-	-	-	(22)	(22)
Issuance of common shares	-	-	-	-	-	-	-	-	-
Purchase of treasury shares	-	-	-	-	(22,378,128)	(1,176)	(1,176)	-	(1,176)
Sale of treasury shares(a)	-	-	(315)	-	6,168,047	315	-	-	-
Share-based payments	-	-	92	-	-	-	92	-	92
Share cancellation	(30,665,526)	(87)	(1,418)	-	30,665,526	1,505	-	-	-
Net issuance (repayment) of perpetual subordinated notes	-	-	1,958	-	-	-	1,958	-	1,958
Payments on perpetual subordinated notes	-	-	(96)	-	-	-	(96)	-	(96)
Other operations with non-controlling interests	-	-	(1)	-	-	-	(1)	6	5
Other items	-	-	14	-	-	-	14	(1)	13
As of March 31, 2022	2,609,763,803	8,137	123,008	(13,643)	(19,385,659)	(1,022)	116,480	3,375	119,855
Net income from April 1 to December 31, 2022	-	-	15,582	-	-	-	15,582	411	15,993
Other comprehensive income	-	-	(2,914)	798	-	-	(2,116)	(24)	(2,140)
Comprehensive Income	-	-	12,668	798	-	-	13,466	387	13,853
Dividend	-	-	(9,989)	-	-	-	(9,989)	(514)	(10,503)
Issuance of common shares	9,367,482	26	344	-	-	-	370	-	370
Purchase of treasury shares	-	-	-	-	(117,829,615)	(6,535)	(6,535)	-	(6,535)
Sale of treasury shares(a)	-	-	(3)	-	27,607	3	-	-	-
Share-based payments	-	-	137	-	-	-	137	-	137
Share cancellation	-	-	-	-	-	-	-	-	-
Net issuance (repayment) of perpetual subordinated notes	-	-	(2,002)	-	-	-	(2,002)	-	(2,002)
Payments on perpetual subordinated notes	-	-	(235)	-	-	-	(235)	-	(235)
Other operations with non-controlling interests	-	-	46	9	-	-	55	31	86
Other items	-	-	(23)	-	-	-	(23)	(433)	(456)
As of December 31, 2022	2,619,131,285	8,163	123,951	(12,836)	(137,187,667)	(7,554)	111,724	2,846	114,570
Net income of the first quarter 2023	-	-	5,557	-	-	-	5,557	74	5,631
Other comprehensive income	-	-	913	80	-	-	993	(10)	983
Comprehensive Income	-	-	6,470	80	-	-	6,550	64	6,614
Dividend	-	-	-	-	-	-	-	(21)	(21)
Issuance of common shares	-	-	-	-	-	-	-	-	-
Purchase of treasury shares	-	-	-	-	(33,842,858)	(2,703)	(2,703)	-	(2,703)
Sale of treasury shares(a)	-	-	(395)	-	6,446,384	395	-	-	-
Share-based payments	-	-	54	-	-	-	54	-	54
Share cancellation	(128,869,261)	(335)	(6,707)	-	128,869,261	7,042	-	-	-
Net issuance (repayment) of perpetual subordinated notes	-	-	-	-	-	-	-	-	-
Payments on perpetual subordinated notes	-	-	(77)	-	-	-	(77)	-	(77)
Other operations with non-controlling interests	-	-	39	(28)	-	-	11	(25)	(14)
Other items	-	-	22	-	-	-	22	(1)	21
As of March 31, 2023	2,490,262,024	7,828	123,357	(12,784)	(35,714,880)	(2,820)	115,581	2,863	118,444

(a)Treasury shares related to the performance share grants.

INFORMATION BY BUSINESS SEGMENT
TotalEnergies
(unaudited)

1st quarter 2023 (M$)	Integrated LNG	Integrated Power	Exploration & Production	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
External sales	4,872	8,555	1,954	24,855	22,359	8	-	62,603
Intersegment sales	5,999	1,685	10,728	9,061	120	57	(27,650)	-
Excise taxes	-	-	-	(184)	(4,186)	-	-	(4,370)
Revenues from sales	10,871	10,240	12,682	33,732	18,293	65	(27,650)	58,233
Operating expenses	(9,445)	(9,831)	(4,762)	(31,892)	(17,787)	(161)	27,650	(46,228)
Depreciation, depletion and impairment of tangible assets and mineral interests	(288)	(47)	(2,066)	(414)	(224)	(23)	-	(3,062)
Operating income	1,138	362	5,854	1,426	282	(119)	-	8,943
Net income (loss) from equity affiliates and other items	804	(70)	68	52	243	(21)	-	1,076
Tax on net operating income	(205)	(111)	(3,398)	(325)	(119)	63	-	(4,095)
Net operating income	1,737	181	2,524	1,153	406	(77)	-	5,924
Net cost of net debt								(293)
Non-controlling interests								(74)
Net income - TotalEnergies share								5,557

1st quarter 2023 (adjustments)(a) (M$)	Integrated LNG	Integrated Power	Exploration & Production	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
External sales	(76)	-	-	-	-	-	-	(76)
Intersegment sales	-	-	-	-	-	-	-	-
Excise taxes	-	-	-	-	-	-	-	-
Revenues from sales	(76)	-	-	-	-	-	-	(76)
Operating expenses	(300)	(70)	(8)	(424)	(101)	-	-	(903)
Depreciation, depletion and impairment of tangible assets and mineral interests	-	-	-	(36)	-	-	-	(36)
Operating income (b)	(376)	(70)	(8)	(460)	(101)	-	-	(1,015)
Net income (loss) from equity affiliates and other items	(4)	(111)	(73)	(37)	217	-	-	(8)
Tax on net operating income	45	(8)	(48)	32	10	-	-	31
Net operating income (b)	(335)	(189)	(129)	(465)	126	-	-	(992)
Net cost of net debt								8
Non-controlling interests								-
Net income - TotalEnergies share								(984)

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.
(b) Of which inventory valuation effect
- On operating income		-	-	(415)	(87)	-
- On net operating income		-	-	(327)	(64)	-

1st quarter 2023 (adjusted) (M$)	Integrated LNG	Integrated Power	Exploration & Production	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
External sales	4,948	8,555	1,954	24,855	22,359	8	-	62,679
Intersegment sales	5,999	1,685	10,728	9,061	120	57	(27,650)	-
Excise taxes	-	-	-	(184)	(4,186)	-	-	(4,370)
Revenues from sales	10,947	10,240	12,682	33,732	18,293	65	(27,650)	58,309
Operating expenses	(9,145)	(9,761)	(4,754)	(31,468)	(17,686)	(161)	27,650	(45,325)
Depreciation, depletion and impairment of tangible assets and mineral interests	(288)	(47)	(2,066)	(378)	(224)	(23)	-	(3,026)
Adjusted operating income	1,514	432	5,862	1,886	383	(119)	-	9,958
Net income (loss) from equity affiliates and other items	808	41	141	89	26	(21)	-	1,084
Tax on net operating income	(250)	(103)	(3,350)	(357)	(129)	63	-	(4,126)
Adjusted net operating income	2,072	370	2,653	1,618	280	(77)	-	6,916
Net cost of net debt								(301)
Non-controlling interests								(74)
Adjusted net income - TotalEnergies share								6,541

1st quarter 2023 (M$)	Integrated LNG	Integrated Power	Exploration & Production	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	1,195	1,234	4,052	225	159	35	-	6,900
Total divestments	49	149	31	8	301	-	-	538
Cash flow from operating activities	3,536	(1,285)	4,536	(851)	(673)	(130)	-	5,133

INFORMATION BY BUSINESS SEGMENT

TotalEnergies

(unaudited)

4th quarter 2022 (M$)	Integrated LNG	Integrated Power	Exploration & Production	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
External sales	4,628	10,055	2,600	26,650	24,637	12	-	68,582
Intersegment sales	5,783	1,807	12,866	11,730	274	63	(32,523)	-
Excise taxes	-	-	-	(199)	(4,430)	-	-	(4,629)
Revenues from sales	10,411	11,862	15,466	38,181	20,481	75	(32,523)	63,953
Operating expenses	(8,361)	(9,836)	(6,173)	(37,107)	(19,939)	(266)	32,523	(49,159)
Depreciation, depletion and impairment of tangible assets and mineral interests	(405)	(54)	(1,343)	(393)	(276)	(34)	-	(2,505)
Operating income	1,645	1,972	7,950	681	266	(225)	-	12,289
Net income (loss) from equity affiliates and other items	1,150	103	(3,874)	161	(62)	113	-	(2,409)
Tax on net operating income	(269)	(112)	(4,635)	(898)	(113)	22	-	(6,005)
Net operating income	2,526	1,963	(559)	(56)	91	(90)	-	3,875
Net cost of net debt								(434)
Non-controlling interests								(177)
Net income - TotalEnergies share								3,264

4th quarter 2022 (adjustments)(a) (M$)	Integrated LNG	Integrated Power	Exploration & Production	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
External sales	69	-	-	-	-	-	-	69
Intersegment sales	-	-	-	-	-	-	-	-
Excise taxes	-	-	-	-	-	-	-	-
Revenues from sales	69	-	-	-	-	-	-	69
Operating expenses	382	1,719	(108)	(821)	(211)	(88)	-	873
Depreciation, depletion and impairment of tangible assets and mineral interests	(108)	-	844	-	(37)	-	-	699
Operating income (b)	343	1,719	736	(821)	(248)	(88)	-	1,641
Net income (loss) from equity affiliates and other items	(195)	(113)	(4,025)	(101)	(9)	-	-	(4,443)
Tax on net operating income	(30)	(124)	(798)	(621)	14	23	-	(1,536)
Net operating income (b)	118	1,482	(4,087)	(1,543)	(243)	(65)	-	(4,338)
Net cost of net debt								8
Non-controlling interests								33
Net income - TotalEnergies share								(4,297)

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.
(b) Of which inventory valuation effect
- On operating income		-	-	(712)	(184)	-
- On net operating income		-	-	(586)	(137)	-

4th quarter 2022 (adjusted) (M$)	Integrated LNG	Integrated Power	Exploration & Production	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
External sales	4,559	10,055	2,600	26,650	24,637	12	-	68,513
Intersegment sales	5,783	1,807	12,866	11,730	274	63	(32,523)	-
Excise taxes	-	-	-	(199)	(4,430)	-	-	(4,629)
Revenues from sales	10,342	11,862	15,466	38,181	20,481	75	(32,523)	63,884
Operating expenses	(8,743)	(11,555)	(6,065)	(36,286)	(19,728)	(178)	32,523	(50,032)
Depreciation, depletion and impairment of tangible assets and mineral interests	(297)	(54)	(2,187)	(393)	(239)	(34)	-	(3,204)
Adjusted operating income	1,302	253	7,214	1,502	514	(137)	-	10,648
Net income (loss) from equity affiliates and other items	1,345	216	151	262	(53)	113	-	2,034
Tax on net operating income	(239)	12	(3,837)	(277)	(127)	(1)	-	(4,469)
Adjusted net operating income	2,408	481	3,528	1,487	334	(25)	-	8,213
Net cost of net debt								(442)
Non-controlling interests								(210)
Adjusted net income - TotalEnergies share								7,561

4th quarter 2022 (M$)	Integrated LNG	Integrated Power	Exploration & Production	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	310	640	2,478	588	507	49	-	4,572
Total divestments	319	186	215	125	42	4	-	891
Cash flow from operating activities	134	861	4,035	232	707	(351)	-	5,618

INFORMATION BY BUSINESS SEGMENT

TotalEnergies

(unaudited)

1st quarter 2022 (M$)	Integrated LNG	Integrated Power	Exploration & Production	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
External sales	5,507	6,787	2,151	31,008	23,149	4	-	68,606
Intersegment sales	3,498	521	13,818	9,277	267	63	(27,444)	-
Excise taxes	-	-	-	(192)	(4,464)	-	-	(4,656)
Revenues from sales	9,005	7,308	15,969	40,093	18,952	67	(27,444)	63,950
Operating expenses	(6,886)	(7,294)	(5,708)	(37,411)	(17,984)	(293)	27,444	(48,132)
Depreciation, depletion and impairment of tangible assets and mineral interests	(278)	(43)	(2,661)	(380)	(273)	(44)	-	(3,679)
Operating income	1,841	(29)	7,600	2,302	695	(270)	-	12,139
Net income (loss) from equity affiliates and other items	(2,495)	(5)	242	156	(42)	108	-	(2,036)
Tax on net operating income	(261)	(33)	(3,863)	(525)	(225)	105	-	(4,802)
Net operating income	(915)	(67)	3,979	1,933	428	(57)	-	5,301
Net cost of net debt								(250)
Non-controlling interests								(107)
Net income - TotalEnergies share								4,944

1st quarter 2022 (adjustments)(a) (M$)	Integrated LNG	Integrated Power	Exploration & Production	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
External sales	(3)	15	-	-	-	-	-	12
Intersegment sales	-	-	-	-	-	-	-	-
Excise taxes	-	-	-	-	-	-	-	-
Revenues from sales	(3)	15	-	-	-	-	-	12
Operating expenses	(107)	(10)	(791)	947	268	(132)	-	175
Depreciation, depletion and impairment of tangible assets and mineral interests	-	-	(493)	-	(29)	(9)	-	(531)
Operating income (b)	(110)	5	(1,284)	947	239	(141)	-	(344)
Net income (loss) from equity affiliates and other items	(3,948)	9	(14)	117	(3)	106	-	(3,733)
Tax on net operating income	10	1	262	(251)	(80)	20	-	(38)
Net operating income (b)	(4,048)	15	(1,036)	813	156	(15)	-	(4,115)
Net cost of net debt								113
Non-controlling interests								(31)
Net income - TotalEnergies share								(4,033)

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.
(b) Of which inventory valuation effect
- On operating income		-	-	947	308	-
- On net operating income		-	-	845	228	-

1st quarter 2022 (adjusted) (M$)	Integrated LNG	Integrated Power	Exploration & Production	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
External sales	5,510	6,772	2,151	31,008	23,149	4	-	68,594
Intersegment sales	3,498	521	13,818	9,277	267	63	(27,444)	-
Excise taxes	-	-	-	(192)	(4,464)	-	-	(4,656)
Revenues from sales	9,008	7,293	15,969	40,093	18,952	67	(27,444)	63,938
Operating expenses	(6,779)	(7,284)	(4,917)	(38,358)	(18,252)	(161)	27,444	(48,307)
Depreciation, depletion and impairment of tangible assets and mineral interests	(278)	(43)	(2,168)	(380)	(244)	(35)	-	(3,148)
Adjusted operating income	1,951	(34)	8,884	1,355	456	(129)	-	12,483
Net income (loss) from equity affiliates and other items	1,453	(14)	256	39	(39)	2	-	1,697
Tax on net operating income	(271)	(34)	(4,125)	(274)	(145)	85	-	(4,764)
Adjusted net operating income	3,133	(82)	5,015	1,120	272	(42)	-	9,416
Net cost of net debt								(363)
Non-controlling interests								(76)
Adjusted net income - TotalEnergies share								8,977

1st quarter 2022 (M$)	Integrated LNG	Integrated Power	Exploration & Production	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	290	1,149	1,971	228	140	9	-	3,787
Total divestments	844	171	283	27	79	5	-	1,409
Cash flow from operating activities	2,219	(1,904)	5,768	1,107	898	(471)	-	7,617

Reconciliation of the information by business segment with Consolidated Financial Statements

TotalEnergies

(unaudited)

			Consolidated
1st quarter 2023			statement
(M$)	Adjusted	Adjustments(a)	of income
Sales	62,679	(76)	62,603
Excise taxes	(4,370)	-	(4,370)
Revenues from sales	58,309	(76)	58,233

Purchases net of inventory variation	(37,479)	(872)	(38,351)
Other operating expenses	(7,752)	(33)	(7,785)
Exploration costs	(94)	2	(92)
Depreciation, depletion and impairment of tangible assets and mineral interests	(3,026)	(36)	(3,062)
Other income	77	264	341
Other expense	(137)	(163)	(300)

Financial interest on debt	(710)	-	(710)
Financial income and expense from cash & cash equivalents	373	20	393
Cost of net debt	(337)	20	(317)

Other financial income	248	10	258
Other financial expense	(183)	-	(183)

Net income (loss) from equity affiliates	1,079	(119)	960

Income taxes	(4,090)	19	(4,071)
Consolidated net income	6,615	(984)	5,631
TotalEnergies share	6,541	(984)	5,557
Non-controlling interests	74	-	74

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

			Consolidated
1st quarter 2022			statement
(M$)	Adjusted	Adjustments(a)	of income
Sales	68,594	12	68,606
Excise taxes	(4,656)	-	(4,656)
Revenues from sales	63,938	12	63,950

Purchases net of inventory variation	(40,762)	1,114	(39,648)
Other operating expenses	(7,409)	(214)	(7,623)
Exploration costs	(136)	(725)	(861)
Depreciation, depletion and impairment of tangible assets and mineral interests	(3,148)	(531)	(3,679)
Other income	121	22	143
Other expense	(269)	(2,021)	(2,290)

Financial interest on debt	(462)	-	(462)
Financial income and expense from cash & cash equivalents	59	155	214
Cost of net debt	(403)	155	(248)

Other financial income	119	84	203
Other financial expense	(135)	-	(135)

Net income (loss) from equity affiliates	1,861	(1,818)	43

Income taxes	(4,724)	(80)	(4,804)
Consolidated net income	9,053	(4,002)	5,051
TotalEnergies share	8,977	(4,033)	4,944
Non-controlling interests	76	31	107

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

TotalEnergies

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FIRST THREE MONTHS 2023

(unaudited)

1) Basis of preparation of the consolidated financial statements

The consolidated financial statements are prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union and IFRS as published by the International Accounting Standards Board (IASB).

The interim consolidated financial statements of TotalEnergies SE and its subsidiaries (the Company) as of March 31, 2023, are presented in U.S. dollars and have been prepared in accordance with International Accounting Standard (IAS) 34 “Interim Financial Reporting”.

The accounting principles applied for the consolidated financial statements at March 31, 2023, are consistent with those used for the financial statements at December 31, 2022.

The preparation of financial statements in accordance with IFRS for the closing as of March 31, 2023 requires the General Management to make estimates, assumptions and judgments that affect the information reported in the Consolidated Financial Statements and the Notes thereto.

These estimates, assumptions and judgments are based on historical experience and other factors believed to be reasonable at the date of preparation of the financial statements. They are reviewed on an on-going basis by General Management and therefore could be revised as circumstances change or as a result of new information.

The main estimates, judgments and assumptions relate to the estimation of hydrocarbon reserves in application of the successful efforts method for the oil and gas activities, asset impairments, employee benefits, asset retirement obligations and income taxes. These estimates and assumptions are described in the Notes to the Consolidated Financial Statements as of December 31, 2022.

Different estimates, assumptions and judgments could significantly affect the information reported, and actual results may differ from the amounts included in the Consolidated Financial Statements and the Notes thereto.

Furthermore, when the accounting treatment of a specific transaction is not addressed by any accounting standard or interpretation, the General Management of the Company applies its judgment to define and apply accounting policies that provide information consistent with the general IFRS concepts: faithful representation, relevance and materiality.

2) Changes in the Company structure

2.1) Main acquisitions and divestments

➢	Integrated LNG

•	On June 12, 2022, following the request for proposals in relation to partner selection for the North Field East (NFE) liquified natural gas project, TotalEnergies has been awarded, a 25% interest in a new joint venture (JV), alongside the national company QatarEnergy (75%). The new JV will hold a 25% interest in the 32 million tons per annum (Mtpa) NFE project, equivalent to one 8 Mtpa LNG train. The acquisition of the interest in this project was finalized in January 2023.

➢	Integrated Power

•	On October 26, 2022, TotalEnergies and Casa dos Ventos (CDV), Brazil's leading renewable energy developer, announced the creation of a 34%(TTE)/66%(CDV) joint venture to jointly develop, build and operate the renewable portfolio of Casa Dos Ventos. This portfolio includes 700 MW of onshore wind capacity in operation, 1 GW of onshore wind under construction, 2.8 GW of onshore wind and 1.6 GW of solar projects under well advanced development (COD[1] within 5 years). Besides, the newly formed JV will have the right to acquire the current and new projects that are or will be developed by CDV as they reach execution stage. The transaction amounts to a payment of $0.5 billion and an earn-out of up to $30 million for the acquisition of a 34% stake in the JV. In addition, TotalEnergies will have the option to acquire an additional 15% equity share in 2027. The transaction was completed in January 2023.

➢	Exploration & Production
•	In March 2023, TotalEnergies has signed an agreement with CEPSA to acquire CEPSA’s upstream assets in the United Arab Emirates with an effective date of January 1, 2023. The assets to be acquired are:

o	a 20% participating interest in the Satah Al Razboot (SARB), Umm Lulu, Bin Nasher and Al Bateel (SARB and Umm Lulu) offshore concession.
The SARB and Umm Lulu concession includes two major offshore fields. ADNOC holds a 60% interest in this concession, alongside OMV (20%). The concession is operated by ADNOC Offshore.
o	a 12.88% indirect interest in the Mubarraz concession held by Abu Dhabi Oil Company Ltd (ADOC), through the acquisition of 20% of Cosmo Abu Dhabi Energy Exploration & Production Co. Ltd (CEPAD), a company holding a 64.4% interest in ADOC.
The Mubarraz concession is comprised of four producing offshore fields.

The SARB and Umm Lulu transaction was completed on March 15, 2023. The Mubarraz transaction is subject to satisfaction of customary conditions precedent, including formalization of documentation and final approvals.

2.2) Major business combinations

➢	Exploration & Production
•	Acquisition of participating interest in SARB and Umm Lulu offshore concession

In accordance with IFRS 3 “Business combinations”, TotalEnergies is assessing the fair value of identifiable acquired assets, liabilities and contingent liabilities on the basis of available information. This assessment will be finalised within 12 months following the acquisition date.

1 Commercial Operation Date

2.3) Divestment projects

As of March 31, 2023, there is no material divestment project recorded in “assets held for sale”.

➢	Exploration & Production

In line with its low-carbon strategy, TotalEnergies announced in September 2022 its intention to exit the Canadian oil sands.

As of March 31, 2023, the subsidiary TotalEnergies EP Canada is not presented as an asset held for sale in the consolidated financial statements, as IFRS 5 classification criteria are not met.

➢	Marketing & Services

On March 16, 2023, TotalEnergies and Alimentation Couche-Tard have signed agreements covering TotalEnergies' retail networks in four European countries. As part of this agreement, TotalEnergies will join forces with Couche-Tard in Belgium and Luxembourg and transfer its networks in Germany and the Netherlands.

This planned transaction is subject to the usual conditions for completion, including the consultation processes of employee representatives and securing of the mandatory authorizations from competition authorities.

As of March 31, 2023, this project has no impact on the consolidated financial statements.

3) Business segment information

Description of the business segments

Financial information by business segment is reported in accordance with the internal reporting system and shows internal segment information that is used to manage and measure the performance of TotalEnergies and which is reviewed by the main operational decision-making body of the Company, namely the Executive Committee.

The operational profit and assets are broken down by business segment prior to the consolidation and inter-segment adjustments.

Sales prices between business segments approximate market prices.

The profitable growth in the LNG and power integrated value chains are two of the key axes of TotalEnergies’s strategy.

In order to give more visibility to these businesses, the Board of Directors has decided that from the first quarter 2023, Integrated LNG and Integrated Power results, previously grouped in the Integrated Gas, Renewables & Power (iGRP) segment, would be reported separately as two segments.

A new reporting structure for the business segments’ financial information has been put in place, effective January 1, 2023. It is based on the following five business segments:

-	An Integrated LNG segment covering LNG production and trading activities as well as biogas, hydrogen and gas trading activities;
-	An Integrated Power segment covering generation, storage, electricity trading and B2B-B2C distribution of gas and electricity;
-	An Exploration-Production segment;
-	A Refining & Chemicals segment constituting a major industrial hub comprising the activities of refining, petrochemicals and specialty chemicals. This segment also includes the activities of oil Supply, Trading and marine Shipping;
-	A Marketing & Services segment including the global activities of supply and marketing in the field of petroleum products;

In addition the Corporate segment includes holdings operating and financial activities.

This new segment reporting has been prepared in accordance with IFRS 8 and according to the same principles as the internal reporting followed by the TotalEnergies's Executive Committee.

For the Integrated LNG and Integrated Power segments, the principles for the preparation of this segment information are as follows:

- The management of balance sheet positions (including margin calls) related to to centralized markets access for LNG, gas and power activities since 2022 has been fully included in the Integrated LNG segment.

- Effects of changes in the fair value of gas and LNG positions are allocated to the operating income of Integrated LNG segment.

- Effects of changes in the fair value of power positions are allocated to the operating income of Integrated Power segment.

Due to the change in the Company's internal organizational structure affecting the composition of the business segments, the segment reporting data for the years 2021 and 2022 has been restated.

Adjustment items

Performance indicators excluding the adjustment items, such as adjusted operating income, adjusted net operating income, and adjusted net income are meant to facilitate the analysis of the financial performance and the comparison of income between periods.

Adjustment items include:

(i)	Special items

Due to their unusual nature or particular significance, certain transactions qualified as "special items" are excluded from the business segment figures. In general, special items relate to transactions that are significant, infrequent or unusual. However, in certain instances, transactions such as restructuring costs or assets disposals, which are not considered to be representative of the normal course of business, may be qualified as special items although they may have occurred within prior years or are likely to occur again within the coming years.

(ii)  The inventory valuation effect

The adjusted results of the Refining & Chemicals and Marketing & Services segments are presented according to the replacement cost method. This method is used to assess the segments’ performance and facilitate the comparability of the segments’ performance with those of its competitors.

In the replacement cost method, which approximates the LIFO (Last-In, First-Out) method, the variation of inventory values in the statement of income is, depending on the nature of the inventory, determined using either the month-end prices differential between one period and another or the average prices of the period rather than the historical value. The inventory valuation effect is the difference between the results according to the FIFO (First-In, First-Out) and the replacement cost methods.

(iii) Effect of changes in fair value

The effect of changes in fair value presented as adjustment items reflects for certain transactions differences between the internal measure of performance used by TotalEnergies’s management and the accounting for these transactions under IFRS.

IFRS requires that trading inventories be recorded at their fair value using period end spot prices. In order to best reflect the management of economic exposure through derivative transactions, internal indicators used to measure performance include valuations of trading inventories based on forward prices.

TotalEnergies, in its trading activities, enters into storage contracts, whose future effects are recorded at fair value in the Company’s internal economic performance. IFRS precludes recognition of this fair value effect.

Furthermore, TotalEnergies enters into derivative instruments to risk manage certain operational contracts or assets. Under IFRS, these derivatives are recorded at fair value while the underlying operational transactions are recorded as they occur. Internal indicators defer the fair value on derivatives to match with the transaction occurrence.

The adjusted results (adjusted operating income, adjusted net operating income, adjusted net income) are defined as replacement cost results, adjusted for special items and the effect of changes in fair value.

3.1) Information by business segment

1st quarter 2023 (M$)	Integrated LNG	Integrated Power	Exploration & Production	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
External sales	4,872	8,555	1,954	24,855	22,359	8	-	62,603
Intersegment sales	5,999	1,685	10,728	9,061	120	57	(27,650)	-
Excise taxes	-	-	-	(184)	(4,186)	-	-	(4,370)
Revenues from sales	10,871	10,240	12,682	33,732	18,293	65	(27,650)	58,233
Operating expenses	(9,445)	(9,831)	(4,762)	(31,892)	(17,787)	(161)	27,650	(46,228)
Depreciation, depletion and impairment of tangible assets and mineral interests	(288)	(47)	(2,066)	(414)	(224)	(23)	-	(3,062)
Operating income	1,138	362	5,854	1,426	282	(119)	-	8,943
Net income (loss) from equity affiliates and other items	804	(70)	68	52	243	(21)	-	1,076
Tax on net operating income	(205)	(111)	(3,398)	(325)	(119)	63	-	(4,095)
Net operating income	1,737	181	2,524	1,153	406	(77)	-	5,924
Net cost of net debt								(293)
Non-controlling interests								(74)
Net income - TotalEnergies share								5,557

1st quarter 2023 (adjustments)(a) (M$)	Integrated LNG	Integrated Power	Exploration & Production	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
External sales	(76)	-	-	-	-	-	-	(76)
Intersegment sales	-	-	-	-	-	-	-	-
Excise taxes	-	-	-	-	-	-	-	-
Revenues from sales	(76)	-	-	-	-	-	-	(76)
Operating expenses	(300)	(70)	(8)	(424)	(101)	-	-	(903)
Depreciation, depletion and impairment of tangible assets and mineral interests	-	-	-	(36)	-	-	-	(36)
Operating income (b)	(376)	(70)	(8)	(460)	(101)	-	-	(1,015)
Net income (loss) from equity affiliates and other items	(4)	(111)	(73)	(37)	217	-	-	(8)
Tax on net operating income	45	(8)	(48)	32	10	-	-	31
Net operating income (b)	(335)	(189)	(129)	(465)	126	-	-	(992)
Net cost of net debt								8
Non-controlling interests								-
Net income - TotalEnergies share								(984)

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.
(b) Of which inventory valuation effect
- On operating income		-	-	(415)	(87)	-
- On net operating income		-	-	(327)	(64)	-

1st quarter 2023 (adjusted) (M$)	Integrated LNG	Integrated Power	Exploration & Production	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
External sales	4,948	8,555	1,954	24,855	22,359	8	-	62,679
Intersegment sales	5,999	1,685	10,728	9,061	120	57	(27,650)	-
Excise taxes	-	-	-	(184)	(4,186)	-	-	(4,370)
Revenues from sales	10,947	10,240	12,682	33,732	18,293	65	(27,650)	58,309
Operating expenses	(9,145)	(9,761)	(4,754)	(31,468)	(17,686)	(161)	27,650	(45,325)
Depreciation, depletion and impairment of tangible assets and mineral interests	(288)	(47)	(2,066)	(378)	(224)	(23)	-	(3,026)
Adjusted operating income	1,514	432	5,862	1,886	383	(119)	-	9,958
Net income (loss) from equity affiliates and other items	808	41	141	89	26	(21)	-	1,084
Tax on net operating income	(250)	(103)	(3,350)	(357)	(129)	63	-	(4,126)
Adjusted net operating income	2,072	370	2,653	1,618	280	(77)	-	6,916
Net cost of net debt								(301)
Non-controlling interests								(74)
Adjusted net income - TotalEnergies share								6,541

1st quarter 2023 (M$)	Integrated LNG	Integrated Power	Exploration & Production	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	1,195	1,234	4,052	225	159	35	-	6,900
Total divestments	49	149	31	8	301	-	-	538
Cash flow from operating activities	3,536	(1,285)	4,536	(851)	(673)	(130)	-	5,133

1st quarter 2022 (M$)	Integrated LNG	Integrated Power	Exploration & Production	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
External sales	5,507	6,787	2,151	31,008	23,149	4	-	68,606
Intersegment sales	3,498	521	13,818	9,277	267	63	(27,444)	-
Excise taxes	-	-	-	(192)	(4,464)	-	-	(4,656)
Revenues from sales	9,005	7,308	15,969	40,093	18,952	67	(27,444)	63,950
Operating expenses	(6,886)	(7,294)	(5,708)	(37,411)	(17,984)	(293)	27,444	(48,132)
Depreciation, depletion and impairment of tangible assets and mineral interests	(278)	(43)	(2,661)	(380)	(273)	(44)	-	(3,679)
Operating income	1,841	(29)	7,600	2,302	695	(270)	-	12,139
Net income (loss) from equity affiliates and other items	(2,495)	(5)	242	156	(42)	108	-	(2,036)
Tax on net operating income	(261)	(33)	(3,863)	(525)	(225)	105	-	(4,802)
Net operating income	(915)	(67)	3,979	1,933	428	(57)	-	5,301
Net cost of net debt								(250)
Non-controlling interests								(107)
Net income - TotalEnergies share								4,944

1st quarter 2022 (adjustments)(a) (M$)	Integrated LNG	Integrated Power	Exploration & Production	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
External sales	(3)	15	-	-	-	-	-	12
Intersegment sales	-	-	-	-	-	-	-	-
Excise taxes	-	-	-	-	-	-	-	-
Revenues from sales	(3)	15	-	-	-	-	-	12
Operating expenses	(107)	(10)	(791)	947	268	(132)	-	175
Depreciation, depletion and impairment of tangible assets and mineral interests	-	-	(493)	-	(29)	(9)	-	(531)
Operating income (b)	(110)	5	(1,284)	947	239	(141)	-	(344)
Net income (loss) from equity affiliates and other items	(3,948)	9	(14)	117	(3)	106	-	(3,733)
Tax on net operating income	10	1	262	(251)	(80)	20	-	(38)
Net operating income (b)	(4,048)	15	(1,036)	813	156	(15)	-	(4,115)
Net cost of net debt								113
Non-controlling interests								(31)
Net income - TotalEnergies share								(4,033)

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.
(b) Of which inventory valuation effect
- On operating income		-	-	947	308	-
- On net operating income		-	-	845	228	-

1st quarter 2022 (adjusted) (M$)	Integrated LNG	Integrated Power	Exploration & Production	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
External sales	5,510	6,772	2,151	31,008	23,149	4	-	68,594
Intersegment sales	3,498	521	13,818	9,277	267	63	(27,444)	-
Excise taxes	-	-	-	(192)	(4,464)	-	-	(4,656)
Revenues from sales	9,008	7,293	15,969	40,093	18,952	67	(27,444)	63,938
Operating expenses	(6,779)	(7,284)	(4,917)	(38,358)	(18,252)	(161)	27,444	(48,307)
Depreciation, depletion and impairment of tangible assets and mineral interests	(278)	(43)	(2,168)	(380)	(244)	(35)	-	(3,148)
Adjusted operating income	1,951	(34)	8,884	1,355	456	(129)	-	12,483
Net income (loss) from equity affiliates and other items	1,453	(14)	256	39	(39)	2	-	1,697
Tax on net operating income	(271)	(34)	(4,125)	(274)	(145)	85	-	(4,764)
Adjusted net operating income	3,133	(82)	5,015	1,120	272	(42)	-	9,416
Net cost of net debt								(363)
Non-controlling interests								(76)
Adjusted net income - TotalEnergies share								8,977

1st quarter 2022 (M$)	Integrated LNG	Integrated Power	Exploration & Production	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	290	1,149	1,971	228	140	9	-	3,787
Total divestments	844	171	283	27	79	5	-	1,409
Cash flow from operating activities	2,219	(1,904)	5,768	1,107	898	(471)	-	7,617

3.2) Reconciliation of the information by business segment with consolidated financial statements

			Consolidated
1st quarter 2023			statement
(M$)	Adjusted	Adjustments(a)	of income
Sales	62,679	(76)	62,603
Excise taxes	(4,370)	-	(4,370)
Revenues from sales	58,309	(76)	58,233

Purchases net of inventory variation	(37,479)	(872)	(38,351)
Other operating expenses	(7,752)	(33)	(7,785)
Exploration costs	(94)	2	(92)
Depreciation, depletion and impairment of tangible assets and mineral interests	(3,026)	(36)	(3,062)
Other income	77	264	341
Other expense	(137)	(163)	(300)

Financial interest on debt	(710)	-	(710)
Financial income and expense from cash & cash equivalents	373	20	393
Cost of net debt	(337)	20	(317)

Other financial income	248	10	258
Other financial expense	(183)	-	(183)

Net income (loss) from equity affiliates	1,079	(119)	960

Income taxes	(4,090)	19	(4,071)
Consolidated net income	6,615	(984)	5,631
TotalEnergies share	6,541	(984)	5,557
Non-controlling interests	74	-	74

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

			Consolidated
1st quarter 2022			statement
(M$)	Adjusted	Adjustments(a)	of income
Sales	68,594	12	68,606
Excise taxes	(4,656)	-	(4,656)
Revenues from sales	63,938	12	63,950

Purchases net of inventory variation	(40,762)	1,114	(39,648)
Other operating expenses	(7,409)	(214)	(7,623)
Exploration costs	(136)	(725)	(861)
Depreciation, depletion and impairment of tangible assets and mineral interests	(3,148)	(531)	(3,679)
Other income	121	22	143
Other expense	(269)	(2,021)	(2,290)

Financial interest on debt	(462)	-	(462)
Financial income and expense from cash & cash equivalents	59	155	214
Cost of net debt	(403)	155	(248)

Other financial income	119	84	203
Other financial expense	(135)	-	(135)

Net income (loss) from equity affiliates	1,861	(1,818)	43

Income taxes	(4,724)	(80)	(4,804)
Consolidated net income	9,053	(4,002)	5,051
TotalEnergies share	8,977	(4,033)	4,944
Non-controlling interests	76	31	107

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

3.3) Adjustment items

The detail of the adjustment items is presented in the table below.

ADJUSTMENTS TO OPERATING INCOME
(M$)		Integrated LNG	Integrated Power	Exploration & Production	Refining & Chemicals	Marketing & Services	Corporate	Total
1st quarter 2023	Inventory valuation effect	-	-	-	(415)	(87)	-	(502)
	Effect of changes in fair value	(376)	(70)	-	-	-	-	(446)
	Restructuring charges	-	-	-	-	-	-	-
	Asset impairment and provisions charges	-	-	-	(45)	-	-	(45)
	-	-	-	-	-	(14)	-	(14)
	Other items	-	-	(8)	-	-	-	(8)
Total		(376)	(70)	(8)	(460)	(101)	-	(1,015)
1st quarter 2022	Inventory valuation effect	-	-	-	947	308	-	1,255
	Effect of changes in fair value	(110)	22	-	-	-	-	(88)
	Restructuring charges	-	(5)	-	-	-	-	(5)
	Asset impairment and provisions charges	-	-	(1,284)	-	(69)	(9)	(1,362)
	Other items	-	(12)	-	-	-	(132)	(144)
Total		(110)	5	(1,284)	947	239	(141)	(344)
ADJUSTMENTS TO NET INCOME, TotalEnergies SHARE

(M$)		Integrated LNG	Integrated Power	Exploration & Production	Refining & Chemicals	Marketing & Services	Corporate	Total
1st quarter 2023	Inventory valuation effect	-	-	-	(325)	(66)	-	(391)
	Effect of changes in fair value	(331)	(103)	-	-	-	-	(434)
	Restructuring charges	-	-	-	-	-	-	-
	Asset impairment and provisions charges	-	-	-	(60)	-	-	(60)
	Gains (losses) on disposals of assets	-	-	-	-	203	-	203
	Other items	(4)	(86)	(85)	(78)	(13)	(36)	(302)
Total		(335)	(189)	(85)	(463)	124	(36)	(984)
-

1st quarter 2022	Inventory valuation effect	-	-	-	835	205	-	1,040
	Effect of changes in fair value	(100)	20	-	-	-	-	(80)
	Restructuring charges	-	(3)	-	-	-	-	(3)
	Asset impairment and provisions charges	(3,948)	-	(1,032)	-	(72)	(9)	(5,061)
Gains (losses) on disposals of assets		-	-	-	-	-	-	-
	Other items	-	-	14	(32)	-	89	71
Total		(4,048)	17	(1,018)	803	133	80	(4,033)

4) Shareholders’ equity

Treasury shares (TotalEnergies shares held directly by TotalEnergies SE)

	December 31, 2022	March 31, 2023
Number of treasury shares	137,187,667	35,714,880
Percentage of share capital	5.24%	1.43%
Of which shares acquired with the intention to cancel them	128,869,261	32,238,645
Of which shares allocated to TotalEnergies share performance plans for Company employees	8,231,365	3,389,344
Of which shares intended to be allocated to new share performance or purchase options plans	87,041	86,891

At its meeting on February 7, 2023, the Board of Directors decided, following the authorization of the Extraordinary Shareholder's Meeting on May 25, 2022, to cancel the 128,869,261 treasury shares bought back during 2022.

Dividend

On February 7, 2023, the Board of Directors after approving the financial statements for fiscal year 2022, decided to propose to the Shareholders’ Meeting on May 26, 2023 the distribution of an ordinary €2.81 dividend per share for fiscal year 2022. Subject to the Shareholders’ decision on May 26, 2023, considering the first three interim dividends already decided by the Board of Directors, the final ordinary dividend for the fiscal year 2022 will be €0.74 per share.

2022 Dividend	First interim	Second interim	Third interim	Final
Amount	€0.69	€0.69	€0.69	€0.74
Set date	April 27, 2022	July 27, 2022	October 26, 2022	May 26, 2023
Ex-dividend date	September 21, 2022	January 2, 2023	March 22, 2023	June 21, 2023
Payment date	October 3, 2022	January 12, 2023	April 3, 2023	July 3, 2023

Following its decisions of September 28, 2022, the Board of Directors of October 26, 2022 confirmed the distribution of a special interim dividend of €1 per share. This interim dividend has been detached on December 6, 2022, and paid in cash on December 16, 2022.

Subject to the Shareholders’ decision on May 26, 2023, given the special interim dividend for the 2022 financial year already paid, this special dividend of 1 euro per share would not give rise to the payment of a balance.

Special interim dividend
Amount per share	€1
Ex-dividend date	December 6, 2022
Payment date	December 16, 2022

Subject to the Shareholder's decision on May 26, 2023, dividend for fiscal year 2022 (ordinary plus special) will amount to €3.81 per share.

The Board of Directors, during its April 26, 2023 meeting, set the first interim dividend for the fiscal year 2023 at €0.74 per share. The ex-dividend date of this intermin dividend will be September 20, 2023 and it will be paid in cash on October 2, 2023.

Earnings per share in Euro

Earnings per share in Euro, calculated from the earnings per share in U.S. dollars converted at the average Euro/USD exchange rate for the period, amounted to €2.08 per share for the 1st quarter 2023 (€1.30 per share for the 4th quarter 2022 and €1.67 per share for the 1st quarter 2022). Diluted earnings per share calculated using the same method amounted to €2.06 per share for the 1st quarter 2023 (€1.28 per share for the 4th quarter 2022 and €1.65 per share for the 1st quarter 2022).

Earnings per share are calculated after remuneration of perpetual subordinated notes.

Perpetual subordinated notes

TotalEnergies SE has not issued any perpetual subordinated notes during the first three months of 2023.

TotalEnergies SE has announced that it will fully reimburse the outstanding nominal amount of €1,000 million of its perpetual subordinated notes 2.708% issued in October 2016, on their first call date on May 5, 2023.

Other comprehensive income

Detail of other comprehensive income is presented in the table below:

(M$)	1st quarter 2023	1st quarter 2022
Actuarial gains and losses	3	-

Change in fair value of investments in equity instruments	4	3

Tax effect	(8)	11
Currency translation adjustment generated by the parent company	1,466	(1,750)
Sub-total items not potentially reclassifiable to profit and loss	1,465	(1,736)

Currency translation adjustment	(1,250)	1,012
- unrealized gain/(loss) of the period	(1,334)	1,012
- less gain/(loss) included in net income	(84)	-

Cash flow hedge	1,202	(263)
- unrealized gain/(loss) of the period	1,022	(151)
- less gain/(loss) included in net income	(180)	112

Variation of foreign currency basis spread	(3)	49

- unrealized gain/(loss) of the period	(12)	60
- less gain/(loss) included in net income	(9)	11

Share of other comprehensive income of equity affiliates, net amount	(98)	(84)
- unrealized gain/(loss) of the period	(91)	(97)
- less gain/(loss) included in net income	7	(13)

Other	3	-

Tax effect	(336)	53
Sub-total items potentially reclassifiable to profit and loss	(482)	767
Total other comprehensive income (net amount)	983	(969)

Tax effects relating to each component of other comprehensive income are as follows:

	1st quarter 2023			1st quarter 2022
(M$)	Pre-tax amount	Tax effect	Net amount	Pre-tax amount	Tax effect	Net amount
Actuarial gains and losses	3	(7)	(4)	-	-	-
Change in fair value of investments in equity instruments	4	-	4	3	11	14
Currency translation adjustment generated by the parent company	1,466	-	1,466	(1,750)	-	(1,750)
Sub-total items not potentially reclassifiable to profit and loss	1,473	(7)	1,466	(1,747)	11	(1,736)
Currency translation adjustment	(1,250)	-	(1,250)	1,012	-	1,012
Cash flow hedge	1,202	(337)	865	(263)	66	(197)
Variation of foreign currency basis spread	(3)	1	(2)	49	(13)	36
Share of other comprehensive income of equity affiliates, net amount	(98)	-	(98)	(84)	-	(84)
Other	3	-	3	-	-	-
Sub-total items potentially reclassifiable to profit and loss	(146)	(336)	(482)	714	53	767
Total other comprehensive income	1,327	(343)	984	(1,033)	64	(969)

5) Financial debt

The Company has not issued any new senior bond during the first three months of 2023.

The Company reimbursed two senior bonds during the first three months of 2023:

-	Bond 2.700% issued by TotalEnergies Capital International in 2012 and maturing in January 2023 ($1,000 million);
-	Bond 2.125% issued by TotalEnergies Capital International in 2012 (€500 million) and tapped in 2013 (€250 million) forming a single series (€750 million) and maturing in March 2023.

In addition, the $8 billion credit line, put in place in March 2022, has not been extended and therefore ended in March 2023.

6) Related parties

The related parties are mainly equity affiliates and non-consolidated investments.

There were no major changes concerning transactions with related parties during the first three months of 2023.

7) Other risks and contingent liabilities

TotalEnergies is not currently aware of any exceptional event, dispute, risks or contingent liabilities that could have a material impact on the assets and liabilities, results, financial position or operations of the TotalEnergies, other than those mentioned below.

Yemen

In Yemen, the deterioration of security conditions in the vicinity of the Balhaf site caused the company Yemen LNG, in which TotalEnergies holds a stake of 39.62%, to stop its commercial production and export of LNG and to declare force majeure to its various stakeholders in 2015. The plant has been put in preservation mode.

Mozambique

Considering the evolution of the security situation in the north of the Cabo Delgado province in Mozambique, TotalEnergies has confirmed on April 26, 2021, the withdrawal of all Mozambique LNG project personnel from the Afungi site. This situation led TotalEnergies, as operator of Mozambique LNG project, to declare force majeure.

8) Subsequent events

On April 26, 2023, TotalEnergies’ Board of Directors accepted an offer from Suncor for its oil sands assets.

Following the announcement of its project to spin-off its Canadian assets, TotalEnergies received several unsolicited offers among which an offer from Suncor Energy Inc. for the acquisition of the entirety of the shares of TotalEnergies EP Canada Ltd; this offer materialized recently.

Per the signed agreement, Suncor would acquire the entirety of the shares of TotalEnergies EP Canada Ltd for a consideration including a C$5.5 billion cash payment at closing (about US$4.1 billion) and additional payments that could reach a maximum of C$600 million (about US$450 million) under specific conditions.

This amount is comparable to the C$5 to 6 billion valuation at initial listing of the spin-off company had the spin-off project concluded; this transaction thus represents an alternative to the envisaged spin-off, for the benefit of the Company and its shareholders

The transaction is subject to the waiver of TotalEnergies EP Canada Ltd’s partners pre-emption rights and customary closing conditions, notably the required approval from public authorities. TotalEnergies and Suncor target closing by end 3rd quarter 2023.